As filed with the Securities and Exchange Commission on September 4, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

99 Cent Stuff, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida (State or jurisdiction of incorporation or organization)	5331 (Primary Standard Industrial Classification Code Number)	77-0398908 (I.R.S. Employer Identification No.)

1801 Clint Moore Road

Boca Raton, Florida 33487

(561) 999-9815

(Address, including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Raymond Zimmerman

1801 Clint Moore Road

Boca Raton, Florida 33487

(561) 999-9815

(Name, Address Including Zip Code and Telephone Number,

 Including Area Code, of Agent for Service)

Copies to:

Michael D. Karsch, Esq. Sachs Sax Klein 301 Yamato Road Boca Raton, Florida 33431 (561) 994-4499	James Schneider, Esq. Schneider Weinberger LLC 2499 Glades Road Boca Raton, Florida 33431 (561) 362-9595

Approximate date of proposed sale to the public:

As soon as practicable after this registration statement

becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Aggregate offering price per Unit(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Units	1,000,000	$5.00	$5,000,000	$404.50
Common Stock underlying Warrants included in the Units	1,000,000	$7.00	$7,000,000	$566.30
Underwriter’s Purchase Option	100,000	$.001	$400	—
Units Underlying Underwriters Purchase Option	100,000	$6.00	$600,000	$48.54
Common Stock issuable upon exercise of Purchase Warrants underlying Underwriter's Purchase Option	100,000	$8.40	$840,000	$67.96
Total				$1,087.30

————————

(1)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ii

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2003

MINIMUM OF 600,000 UNITS

MAXIMUM OF 1,000,000 UNITS

99 Cent Stuff, Inc. is offering a minimum of 600,000 units and a maximum of 1,000,000 units on a “best efforts” basis. Each unit consists of one share of common stock and one warrant. The common stock and warrants will trade separately immediately. The exercise price of the warrants will be $7.00 per share. The warrants will expire three years from the date of this prospectus. The initial public offering price of the units is expected to be between $5.00 and $6.00 per unit.

We will not close this offering unless we receive commitments to purchase at least 600,000 units by ___________, 2003. If we receive commitments to purchase 600,000 shares by _________, 2003, we will hold the initial closing and we will continue to offer up to an additional 400,000 units until _________, 2003. Until the initial closing, funds will be held in escrow by ___________. If we have not received commitments to purchase 600,000 units by _________, 2003, the offering will terminate and all funds held by the escrow agent will be returned promptly to the purchasers without interest.  The offering may be extended by agreement of 99 Cent Stuff and the placement agent for up to an additional 3 months.

Our common stock currently trades on the OTC Bulletin Board under the symbol “VNOW”. On August 29, 2003, the closing bid price on the common stock was $9.00. Prior to the offering, there has been no public market for our units or warrants. We expect that the units and warrants will be quoted on the OTC Bulletin Board.

We have entered into a placement agency agreement with Keating Investments LLC, a registered broker-dealer, under which Keating Investments will act as our placement agent on a “best efforts” basis in connection with the offer and sale of the shares. A “best efforts” underwriting means that Keating Investments LLC is not obligated to purchase any of the shares offered.

The purchase of the units involves a high degree of risk. Please see “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total Minimum	Total Maximum
Public offering price	$	$	$
Placement commissions	$	$	$
Proceeds to us, before expenses	$	$	$

KEATING INVESTMENTS LLC.

Prospectus dated __________ ___, 2003

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

We do not own any trademarks. All registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including Risk Factors, and the financial statements and the notes to those financial statements included in this prospectus. “Us”, “we” and “99 Cent Stuff” refer to 99 Cent Stuff, Inc. and its predecessors 99 Cent Stuff LLC and iVideoNow, Inc.

99 CENT STUFF

99 Cent Stuff is a Florida-based single-priced value retailer of primarily name-brand, consumable merchandise that operates 11 retail stores in south Florida. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise. Every product is sold at 99 cents, including extra value savings of two or three items for 99 cents. We feature consumer staples such as produce and bread to encourage our customers to visit our stores frequently. Our first store opened in 1999 and in 2002 revenues were approximately $39 million.

The Value Retail Industry

Value discount retail is distinguished from other retail formats by the purchase of closeout and other special-situation merchandise at prices generally below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. This results in a continually changing selection of products and brands. The sale of closeout or special-situation merchandise develops in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. The critical factor that drives performance in the value retail industry is effective inventory purchasing and management. Management believes that the value retail segment represents a significant long-term growth opportunity in the retail industry.

Our Strategy

Our goal is to operate stores providing value to customers on a wide variety of quality and name-brand consumables that can be purchased for 99 cents. Our strategies to achieve this goal include:

•

Emphasize “Name-Brands”. We believe that customers visit our stores for name-brand consumable merchandise such as Pepsi, General Mills, Gerber Products, Hershey Foods, Johnson & Johnson, Kraft General Foods, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble and Revlon brand names.

•

Carry a Wide Selection of Regularly Available Merchandise. Our retail stores offer consumer items in many staple product categories, which encourages customers to frequently visit our stores for their everyday household needs.

•

Effective Store Layout. Our stores average 17,000 saleable square feet and are substantially larger than most of the stores of our competitors and are organized in a “supermarket” format and other “big-box” retailers and are attractively merchandised, brightly lit and well-maintained.

•

Strong Supplier Relationships. Our goal is to develop a reputation as a reliable purchaser of name-brand, quality merchandise at discount prices.

Significant Management Experience

Our founder Raymond Zimmerman, who has over 40 years of retail experience, including as chief executive officer of Service Merchandise Company for 17 years, has provided over $18 million of funding, substantially all of our funding to date. Our other senior management also has significant retail experience in the value discount and other retail segments.

Expansion Plans

99 Cent Stuff believes that our concept can be replicated in most other densely populated areas of Florida and the southeastern U.S. By continuing to focus 99 Cent Stuff store openings in southeast Florida for the immediate future, we can leverage our value concept in the region and take advantage of our existing warehouse and distribution facility and other management and operating efficiencies. Our growth strategy will focus on opening locations in existing markets as well as expanding into adjoining markets. As part of our start-up phase, we have built an organization to handle our planned growth to 25 stores over the next few years in this region.

Corporate Structure

On July 1, 2003, 99 Cent Stuff LLC executed a merger agreement with iVideoNow, Inc. where 99 Cent Stuff would be acquired by iVideoNow in exchange for 4,750,000 shares of common stock and that iVideoNow would effect a reverse stock split such that on the closing date there would be 250,000 shares of common stock outstanding.  On August 13, 2003, iVideoNow mailed an information statement to its shareholders that stated that the board of directors and a majority of its shareholders had approved the reverse stock split, a name change to 99 Cent Stuff, Inc., the reincorporation into Florida and a stock option plan.  The merger was effective on September 3, 2003 and the 1-30 reverse split and an additional 1-4 reverse stock split will be effective in September 2003.

Immediately after the merger we reincorporated in the State of Florida. Our executive offices are located at 1801 Clint Moore Road, Suite 217, Boca Raton, Florida 33487 and our telephone number is (561) 999-9815. Information on our website, www.99centstuff.com, is not part of this prospectus.

THE OFFERING

Offering price per unit	$___
Securities offered	1,000,000 units, each consisting of one share of common stock and one warrant
Shares outstanding after the offering
Minimum:	5,600,000
Maximum	6,000,000
Terms of the warrants

The exercise price of the warrants is $7.00 per share. We may redeem the warrants for $.001 per warrant if the closing bid price of the common stock is at least $10.00 for any 15 of 20 consecutive trading days. The warrants expire on _______ __, 2006

Use of proceeds	We intend to use the net proceeds to open additional stores and for inventory and working capital.
Terms of the offering

We may close this offering when we have received commitments to purchase a minimum of 600,000 units and may hold additional closings for up to an aggregate maximum of 1,000,000 units during the offering period.  We will hold all funds received up to the minimum offering amount in an escrow account.  If we do not receive commitments to purchase the minimum amount during the escrow period, we will return all proceeds to investors without interest.

Minimum subscription amount	100 units or $____
Proposed OTC Bulletin Board Market Symbols	Units NNCSU Common Stock NNCS Warrants NNCS

Assumptions

Unless otherwise indicated, all information in this prospectus is based on

•

a 1-120 reverse split to be effected in September 2003;

•

the conversion into equity by Raymond Zimmerman, the principal member of 99 Cent Stuff LLC, of a related party notes payable and accrued interest in the amount of $14,591,553;

•

the merger of 99 Cent Stuff LLC into iVideoNow, Inc. on September 2, 2003, and

•

the issuance of 4,750,000 shares of common stock to the members of 99 Cent Stuff LLC in the merger.

•

All share numbers exclude:

•

1,000,000 shares of common stock issuable upon exercise of the warrants;

•

250,000 shares of common stock available for future issuance under our 2003 Equity Incentive Plan; and

•

the issuance of up to 100,000 additional shares of common stock included in the units that the underwriters have the option to purchase from us upon exercise of warrants issued to the underwriter and 100,000 shares issuable upon exercise of the warrants included in these units.

SUMMARY FINANCIAL DATA

The following table sets forth selected financial and operating data for the periods indicated. The following selected statement of operations data for each of the three years ended December 31, 2001 and 2002, and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from the consolidated financial statements and the related notes audited by Daszkal Bolton LLP, independent public accountants, as set forth in their report also included elsewhere in this prospectus. The following information should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.

	Periods Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Statement of operations data:

Net sales	$14,219,365	$35,888,782	$38,661,157	$18,796,721	$19,233,430
Cost of goods sold	10,571,255	26,260,512	28,683,214	14,066,573	14,104,471

Gross profit	3,648,110	9,628,270	9,977,943	4,730,148	5,128,959

Selling, general and administrative expenses	8,273,380	14,558,460	14,034,648	6,564,800	6,572,517

Loss from operations	(4,625,270)	(4,930,190)	(4,056,705)	(1,834,652)	(1,443,558)

Other expense	(648,095)	(1,581,248)	(1,288,543)	(639,077)	(740,580)

Net loss	(5,273,365)	(6,511,438)	(5,345,237)	(2,473,729)	(2,184,138)

Net loss per share	$(1.11)	$(1.37)	$(1.13)	$(0.52)	(0.46)

Weighted average common shares outstanding	4,750,000	4,750,000	4,750,000	4,750,000	4,750,000

	December 31,
	2000	2001	2002	June 30, 2003
Balance sheet data (1):

Working capital (deficit)	$(816,925)	$(3,724,540)	$(4,833,101)	$(9,926,009)
Total assets	8,693,073	7,880,539	5,817,372)	5,357,969
Total long term debt	—	—	3,200,000	—
Total equity (deficit)	$3,485,736	$661,011	$(4,684,226)	$(6,868,364)

———————

(1)

The balance sheet data has been restated to give effect to the conversion of a related party notes payable and accrued interest to shareholders’ equity of $10,904,840 at December 31, 2000 and $14,591,553 at December 31, 2001 and 2002 and June 30, 2003.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

Risks Related To Our Business

We have had losses since inception in 1999 and expect losses in 2003, which has affected our working capital.

We had losses of $5.3 million in 2002 and $6.5 million in 2001. We expect to have losses in 2003 and cannot assure you that we will have a profit in  any future year. Due to these losses, we had a negative working capital of $9.9 million at June 30, 2003 and have continued to need cash for operations. This amount includes approximately $4.4 million owed to Raymond Zimmerman, our chairman and principal shareholder, at June 30, 2003 after conversion of $14.6 million of debt to equity. Our losses since inception in 1999 were due to

•

costs associated with the opening of all of its stores,

•

delays in opening stores and the costs of carrying extra inventory and rent,

•

inability from time to time to properly purchase inventory and stock the stores due to cash shortfalls,

•

costs associated with establishing our warehouse and corporate operations, and

•

costs associated with developing and implementing our information technology systems for the warehouse and stores.

Our independent auditors have issued a going concern opinion, which has raised substantial doubt about our ability to continue as a going concern.

Because of our significant operating losses and reliance on related party funding to maintain operations, our independent auditors' report on our financial statements for the year ended December 31, 2002 contains an explanatory paragraph about our ability to continue as a going concern. These operating losses and negative cash flows raise substantial doubt about our ability to continue as a going concern.

We will be unable to generate profits unless we increase our gross margins and volume.

The key to achieving profitability in the value business is to be able to rapidly purchase goods and be able to pay within terms in order to obtain the lowest prices. Due to our lack of operating cash, we have not been able to purchase inventory in the most efficient fashion and we have incurred lower margins than some of our competitors. This has also affected our revenues. We need the proceeds of this offering so that we can effectively purchase inventory and increase our gross margins to satisfactory levels.

Our operating losses have decreased working capital and limited our ability to buy sufficient inventory at higher margins. Also, we have not been able to control the mix of sales and margins that would maximize sales and provide higher margins. During any future period in which we have limited working capital, it is likely that our margins will decrease.

We have been financially dependent on our principal shareholder for much of our capital and have been unable to raise outside funds on terms acceptable to us.

Since inception in 1999, we have been funded principally from loans provided by Raymond Zimmerman, our principal shareholder and bank loans personally guaranteed by Mr. Zimmerman, and have not generally relied upon other external sources of financing.  Although Mr. Zimmerman is converting $14.6 million to equity, he still will be owed approximately $4.4 million and have ongoing personal guarantees of $6.0 million of bank loans and of property leases.  Mr. Zimmerman’s failure to continue these guarantees will cause the loans and leases to default and thus materially harm our financial position if we were unable to renegotiate acceptable terms.

We need new store openings or we will not achieve future growth.

Our operating results depend largely on our ability to open and operate new stores successfully and to manage a larger business profitably. Our strategy depends on our ability to secure financing to open and operate these stores. Any failure by us to:

•

identify suitable markets and sites for our new stores;

•

negotiate leases with acceptable terms;

•

achieve our expansion goals on a timely basis;

•

obtain acceptance in markets in which we currently have limited or no presence;

•

appropriately upgrade our financial and management information systems; and

•

control or manage operating expenses

could decrease our future operating results and hurt our ability to execute our business strategy. Some of these factors are beyond our control and we cannot assure you that we will be able to achieve our goals.

We also cannot assure you that when we open new stores, we will improve our results of operations. A variety of factors, including store location, store size, rental terms, the level of store sales and the level of initial advertising influence if and when a new store becomes profitable. Assuming that our planned expansion occurs as anticipated, our store base will include a relatively high proportion of stores with relatively short operating histories. We cannot assure you that our new stores will achieve the sales per saleable square foot and store-level operating margins currently achieved at our existing stores. If our new stores on average fail to achieve these results, our planned expansion could produce a decrease in our overall sales per saleable square foot and store-level operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores could also contribute to a decrease in our operating margins. Finally, the opening of new stores in existing markets may reduce retail sales of existing stores in those markets, negatively affecting comparable store sales.

We will need additional capital to implement our long term plans.

Although the proceeds of the minimum offering will be sufficient to fund our operating requirements for approximately one year, we will need additional capital to open up to seven new stores and if we are to implement our long-term expansion plans. It is also possible that we will be unable to obtain the additional funding when we need it. If we are unable to obtain additional funding as and when needed, we could be forced to delay the progress of our new stores.

Cost increases could impact our ability to provide quality merchandise for 99 cent stuff.

Our ability to provide quality merchandise at the 99 cents price point is subject to certain economic factors, which are beyond our control, including inflation. Due to our inability to raise our prices, inflation or other cost increases could hurt our margins. Our methods to respond to ordinary price increases resulting from inflationary pressures is to adjust the number of items sold at for 99 cents and by changing our selection of merchandise. A sustained trend of significantly increased inflationary pressure could require us to abandon our single price point of 99 cents per item or to raise our price point, which could force us to change our strategy and change our business model.

All of our operations are in south Florida, leaving us vulnerable to events specific to this region.

All of our 99 Cent Stuff Stores are currently located in south Florida. The stores we intend to open through 2004 will also be in this region. Accordingly, our results of operations and financial condition largely depend upon trends in the south Florida economy. Although this region's economy has remained strong, this trend may not continue and retail spending could decline in the future. At times, natural disasters such as hurricanes and other events have disrupted the local economy. These events could also pose physical risks to our properties.

Because all of our stores rely on a single distribution center, any disruption could reduce our net sales.

We currently rely on a single distribution center in Miami, Florida. Any natural disaster or other serious disruption to this distribution center due to fire, hurricane or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our sales and profitability, particularly because much of our merchandise consists of closeouts and other irreplaceable products. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease.

Our success depends upon the availability of closeout and special-situation merchandise and we may not be able to find and purchase merchandise in quantities necessary to accommodate our growth.

Our success depends in large part on our ability to locate and purchase quality closeout and special-situation merchandise at attractive prices. We cannot be certain that merchandise will continue to be available in the future. Further, we may not be able to find and purchase merchandise in quantities necessary to accommodate our growth. Additionally, our suppliers sometimes restrict the advertising, promotion and method of distribution of their merchandise. These restrictions in turn may make it more difficult for us to quickly sell these items from our inventory.

Although we believe our relationships with our suppliers are good, we do not have any written agreements with any supplier. As a result, we must continuously seek out buying opportunities from our existing suppliers and from new sources. We compete for these opportunities with other wholesalers and retailers, value, discount and deep-discount chains, mass merchandisers, food markets, drug chains, club stores and various privately-held companies and individuals. One of our suppliers provided approximately 25% of our total purchases in 2002. Although we do not depend on this or any other single supplier or group of suppliers, a disruption in the availability of merchandise at attractive prices could impair our business.

We rely heavily on Raymond Zimmerman and the loss of one or more members of our team will damage our operations.

Our success depends substantially on Raymond Zimmerman, our Chairman and Chief Executive Officer. We do not maintain key person life insurance on him. As we continue to grow, our success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled management personnel.

Our operating results may fluctuate and may be affected by seasonal buying patterns, comparable store sales and other factors.

Historically, our highest revenues and operating income have occurred during months with major holidays such as Christmas, Easter and Halloween, which affect our operating results. In addition to seasonality, many other factors may cause our results of operations to vary significantly from quarter to quarter. If we miscalculate the demand for our products generally or for our product mix during peak periods, our revenues could decline, resulting in excess inventory, which could harm our margins and cash flow. Some of these factors are beyond our control. These factors include:

•

the timing of new store openings;

•

the integration of new stores into our operations;

•

the level of advertising and pre-opening expenses associated with new stores;

•

general economic health of the value and deep-discount retail industries;

•

changes in the mix of products sold;

•

unexpected increases in shipping costs;

•

ability to successfully manage our inventory levels;

•

changes in our personnel;

•

fluctuations in the amount of consumer spending; and

•

the amount and timing of operating costs and capital expenditures relating to the growth of our business.

The right to use our current name may be challenged, which could cause us to change our name and disrupt our marketing program.

The trademarks we own and use in connection with our goods and services are not registered. There are several federally-registered trademarks containing “99 Cents” and the owners of these trademarks may challenge the use of our name and other marks which include “99 Cents”. If successfully challenged, we may be forced to change the name of our stores and our other marks, which would force us to develop a new name and market awareness.

We face strong competition for customers and to purchase inventory, which affects our profitability.

We compete in both the acquisition of inventory and sale of merchandise with

•

discount and deep-discount stores,

•

single price point merchandisers,

•

mass merchandisers,

•

food markets,

•

drug chains, and

•

club stores

In the future, new companies may also enter the value retail industry. Additionally, we currently face increasing competition for the purchase of quality closeout and other special-situation merchandise.

Some of our competitors have substantially greater financial resources and buying power than us. Our capability to compete will depend on many factors including our ability to successfully purchase and resell merchandise at lower prices than our competitors and the perceived value to consumers. We may not be able to compete successfully against our current and future competitors. If we are unable to compete successfully, our operating results will suffer.

We face the risk of loss from inventory shrinkage.

The retail industry is subject to theft by customers and employees, and damage to goods in the course of operations. Significant inventory shrinkage in the future would increase our cost of goods sold and decrease our profitability.

Our information technology systems are vulnerable to damage that could harm our ability to manage our inventory systems.

Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales information. These systems and our operations are vulnerable to damage or interruption from:

•

hurricane, fire, flood and other natural disasters;

•

power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

•

computer viruses.

Any failure that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales.

Risks Related To This Offering

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our shareholders.

Provisions of our articles of incorporation and bylaws as well as provisions of Florida law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our shareholders. These provisions include:

•

a board of directors that is classified such that only one-third of directors are elected each year;

•

authorizing the issuance of blank check preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•

limitations on the ability of shareholders to call special meetings of shareholders; and

•

establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, provisions of the Florida Business Corporation Act restrict business combination transactions with parties that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some shareholders.

We are controlled by our primary shareholder, who will continue to control our outstanding stock after this offering. His interests may conflict with your interests.

Following this offering, Raymond Zimmerman and his family will beneficially own approximately 79% of our outstanding common stock if all units are sold and approximately 84% if the minimum offering is sold. For as long as Mr. Zimmerman and his family continue to own shares of common stock representing more than 50% of the voting power of our common stock, he will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on common stock. Mr. Zimmerman will also have the power to prevent or cause a change in control, and could take other actions that might be desirable to him but not to other shareholders. Mr. Zimmerman's interests may be different from the interests of the other shareholders. This could limit the voting and other rights of our other shareholders and could depress the market price of our common stock.

You will experience immediate and substantial dilution in net tangible book value per share of common stock.

The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution of $5.80 if the maximum units are sold. Investors will likely experience additional dilution if we issue common stock in the future. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares in the event of a liquidation.

Our stock price could fluctuate widely, which could affect your ability and the price at which you can sell your shares.

The market price of our common stock could fluctuate significantly due to many factors, including:

•

the depth of the market for our common stock;

•

changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

•

variations in our operating results;

•

conditions or trends in our industry or in the industries of any of our significant suppliers;

•

additions or departures of key personnel; and

•

future sales of our common stock.

Our stock has not been actively traded on a public market.

Prior to this offering, our common stock traded on a limited basis. Therefore, we do not know if investor interest in our stock will be sufficient to create or sustain an active public trading market. If we are not able to develop an active public trading market for the shares, investors may have limited liquidity and may be forced to hold the shares for an indefinite period of time.

The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

Recently, the stock market has experienced significant price and volume fluctuations. If our common stock declines due to these fluctuations, we could be subject to securities class action litigation, similar to that which has been brought against companies following periods of volatility in the market price of their common stock. Litigation could result in substantial costs and could divert our resources and senior management team's attention. This could harm our financial condition and operating results.

The public sale of our common stock by existing shareholders could adversely affect the price of our common stock.

Future sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock and could impair our ability to raise equity capital in the future. Upon completion of this offering, we will have up to 6,000,000 shares of common stock outstanding. The 4,750,000 shares of common stock issued in the acquisition of 99 Cent Stuff LLC are “restricted securities” within the meaning of Rule 144. All of these shares will be eligible for sale in the public market commencing in September 2004.

Our management has broad discretion as to the use of the net proceeds from this offering.

Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that our management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.

This is the first transaction in which Keating Investments has acted as underwriter.

The underwriter’s lack of experience may affect its ability to complete this offering and negatively impact the trading market for the units.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. In addition, the forward-looking events discussed in this prospectus might not occur. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include, among others, those described in “Risk Factors” and elsewhere in this prospectus. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the OTC Bulletin Board under the symbol VNOW. The following table sets forth the range of high and low closing sale price as reported by the OTC Bulletin Board for our common stock for the quarters indicated. The prices have been adjusted for the 1-for-30 reverse split and the additional 1-for-4 reverse split to be effective in September 2003. The OTC Bulletin Board quotations represent quotations between dealers without adjustment for retail mark-up, markdowns or commissions and may not represent actual transactions.

2001	High	Low
January 1 to March 31	$18.00	$15.60
April 1 to June 30	$16.80	$ 6.00
July 1 to September 30	$16.80	$ 6.00
October 1 to December 31	$ 7.20	$ 3.36
2002
January 1 to March 31	$ 9.60	$ 6.00
April 1 to June 30	$ 6.00	$ 6.00
July 1 to September 30	$ 9.00	$ 4.80
October 1 to December 31	$14.40	$ 6.00
2003
January 1 to March 31	$10.80	$ 4.80
April 1 to June 30	$12.00	$ 7.20
July 1 to August 12	$ 9.60	$ 7.20

As of July 1, 2003, there were approximately 400 record holders of the Common Stock. In addition, there were approximately 700 shareholders in street name whose shares are held in the name of other nominees.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our minimum offering amount will be $2,500,000 and that our net proceeds from the sale of our maximum offering amount will be $4,240,000.  The following table shows how we intend to use the proceeds of the offering if we sell only the minimum of 600,000 units and if we sell the full 1,000,000 units:

Use	Minimum Offering	Maximum Offering
New stores	$1,650,000	$3,390,000
Inventory	750,000	750,000
Working capital	100,000	100,000
Total	$2,500,000	$4,240,000

We expect to open four stores if the minimum is raised and seven stores if the maximum is raised. The capital investment for each new store ranges from $400,000 to $650,000, depending on landlord allowances and existing improvements, including approximately $250,000 required for inventory. We also spend approximately $30,000 for pre-opening expenses. We intend to open up to seven stores by the end of 2004 if we receive the maximum offering.

We intend to purchase additional inventory for our stores as well as have funds available to acquire additional inventory as we find purchasing opportunities made available from time to time.

We will use the balance of the net proceeds for general corporate purposes, including working capital and payment of outstanding payables. No proceeds will be used to repay any indebtedness to Raymond Zimmerman. We will have the right to reallocate the proceeds within the above categories if we believe that we need additional inventory or have desirable locations to open additional stores. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade or money market securities.

DIVIDEND POLICY

We intend to retain all our earnings to finance the growth and development of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on any applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock, giving no effect to the warrants, and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate pro forma net book value per share by calculating the total assets less total liabilities, and dividing it by the number of outstanding shares of common stock as if the merger had occurred on June 30, 2003.

After giving effect to this offering at an estimated public offering price of $5.00 per share, less estimated expenses, there will be an immediate increase in the pro forma as adjusted net book value per share to existing shareholders and an immediate dilution per share to new investors. The following table illustrates this per share dilution on a pro forma basis as of June 30, 2003:

	Minimum Offering	Maximum Offering
Initial public offering price per share	$5.00	$5.00
Pro forma net tangible book value per share before giving effect to the offering and the related expenses	(1.36)	(1.36)
Increase in pro forma net tangible book value per share attributable to new investors	(.56)	(.92)
Pro forma net tangible book value per share after giving effect to the offering	(.80)	(.44)
Dilution per share to new investors	$5.80	$5.44

The effective issuance price to existing holders of membership interests, based solely on the conversion of $14,591,553 of debt into common stock and excluding other equity interests, was approximately $3.07 per share.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003

•

on a historical basis,

•

pro forma for the merger of 99 Cent Stuff, LLC with iVideoNow, Inc. and the conversion of approximately $14.6 million of advances and accrued interest by Raymond Zimmerman into equity, and

•

as adjusted to give effect to 600,000 units for the minimum offering and 1,000,000 units for the maximum offering at the public offering price of $5.00 per share and the receipt of estimated net proceeds from the offering .

		As adjusted for the Offering
	Actual	Minimum	Maximum

Long term debt	$—	$—	$—

Shareholders' equity:

Preferred stock , $.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	—	—	—

Common stock, $.001 par value, 50,000,000 shares authorized, 5,000,000 shares outstanding actual, 5,600,000 shares outstanding minimum offering and 6,000,000 shares maximum offering	5,000	5,600	6,000

Additional paid in capital	(6,873,364)	(4,373,964)	(2,634,364)

Accumulated deficit	—	—	—

Total shareholders' equity	$(6,868,364)	$(4,368,364)	$(2,628,364)

Total capitalization	$(6,868,364)	$(4,368,364)	$(2,628,364)

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data for the periods indicated. The following selected statement of operations data for each of the three periods ended December 31, 2000, 2001 and 2002, and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from the consolidated financial statements and the related notes audited by Daszkal Bolton LLP, independent public accountants, as set forth in their report also included elsewhere in this prospectus. The following information should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.

	Periods Ended December 31,				Six Months Ended June 30,
	1999	2000	2001	2002	2002	2003
Statement of operations data:

Net sales	$3,984,522	$14,219,365	$35,888,782	$38,661,157	$18,796,721	$19,233,430
Cost of goods sold	3,196,770	10,571,255	26,260,512	28,683,214	14,066,573	14,104,471

Gross profit	787,752	3,648,110	9,628,270	9,977,943	4,730,148	5,128,959

Selling, general and administrative expenses	2,808,369	8,273,380	14,558,460	14,034,648	6,564,800	6,572,517

Loss from operations	(2,020,617)	(4,625,270)	(4,930,190)	(4,056,705)	(1,834,652)	(1,443,558)

Other expense	(125,122)	(648,095)	(1,581,248)	(1,288,543)	(639,077)	(740,580)

Net loss	(2,145,739)	(5,273,365)	(6,511,438)	(5,345,237)	(2,473,729)	(2,184,138)

Net loss per share	$(0.45)	$(1.11)	$(1.37)	$(1.13)	$(0.52)	(0.46)

Weighted average common shares outstanding	4,750,000	4,750,000	4,750,000	4,750,000	4,750,000	4,750,000

	December 31,
	1999	2000	2001	2002	June 30, 2003
Balance sheet data (1):

Working capital (deficit)	$ $(3,361,973)	$(816,925)	$(3,724,540)	$(4,833,101)	$(9,926,009)
Total assets	4,019,779	8,693,073	7,880,539	5,817,372)	5,357,969
Total long term debt	—	—	—	3,200,000	—
Total equity (deficit)	$(2,145,739)	$3,485,736	$661,011	$(4,684,226)	$(6,868,364)

———————

(1)

The balance sheet data has been restated to give effect to the conversion of a related party notes payable and accrued interest to shareholders’ equity of $10,904,840 at December 31, 2000 and $14,591,553 at December 31, 2001 and 2002 and June 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

General

99 Cent Stuff is a Florida-based single-priced deep-discount retailer of primarily, consumable general merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise. Our product offerings are comprised of brand name merchandise and closeouts merchandise that may be available for reorder. Every product is sold for 99 cents or less. We provide our customers value on their everyday household needs and a positive shopping experience in customer-service-oriented stores, which are attractively merchandised, brightly lit and well maintained. We believe that our name-brand focus, along with a product mix emphasizing value-priced food and beverage and other everyday household items, increases the frequency of consumer visits and impulse purchases and reduces some of our exposure to seasonality and economic cycles. We believe that our format appeals to value-conscious customers in all socio-economic groups and results in a high volume of sales.

We operate 11 retail stores in south Florida. We opened our first three stores in 1999, five stores in 2000, two stores in 2001 and one in 2002. In early 2003 we closed one store and opened a new one in mid-2003. In the past, as part of our strategy to expand retail operations, we have opened new stores in close proximity to existing stores so that would be more efficient in distribution, marketing and branding. We have built corporate and warehouse support staff and systems that we believe can handle our planned expansion. As a result of our start-up costs, operating costs and these expenses, we have recorded losses since inception.

Our customers use cash, checks and third-party credit and debit cards to purchase our products. We do not issue private credit cards or make use of complicated financing arrangements.

Our auditors report on our consolidated financial statements for the year ended December 31, 2002 contains a going-concern explanatory paragraph. For the year ended December 31, 2002, 99 Cent Stuff incurred net losses of $5.3 million, and had a shareholders’ deficit of $6.9 million, at December 31, 2002. These losses raise substantial doubt about our ability to continue as a going concern. We believe that financing will be available from Raymond Zimmerman to continue operations until this offering is completed. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event we cannot continue in existence.

99 Cent Stuff only operates in one business segment, which is retail operations.

The key to achieving profitability in the value business is to be able to rapidly purchase goods and be able to pay within terms in order to obtain the lowest prices. Due to our lack of operating cash, we have not been able to purchase inventory in the most efficient fashion and we have incurred lower margins than some of our competitors. This has also affected our revenues. We need the proceeds of this offering so that we can effectively purchase inventory and increase our gross margins to satisfactory levels.

Our success depends in large part on our ability to locate and purchase quality closeout and special-situation merchandise at attractive prices. We must continuously seek out buying opportunities from our existing suppliers and from new sources. We compete for these opportunities with other wholesalers and retailers, value, discount and deep-discount chains, mass merchandisers, food markets, drug chains, club stores and various privately-held companies and individuals.

Critical Accounting Policies And Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various other factors that are believed to be reasonable. Estimates and assumptions include, but are not limited to, fixed asset lives, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. 99 Cent Stuff believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the financial statements.

Revenue recognition: Revenue is recognized at the point of sale.

Inventory: Our accounting for inventory and cost of goods sold requires us to estimate the value of such assets and cost of such assets sold and to continually assess whether such assets are impaired and the cost of goods sold is presented fairly. We believe that at December 31, 2002 and June 30, 2003 that no inventory is impaired.

Further information is provided in Note 2 to the Consolidated Financial Statements.

Results Of Operations

Six Months Ended June 30, 2003 Compared To Six Months Ended June 30, 2002

Net Sales. Net Sales increased $0.4 million, or 2.3%, from $18.8 million for the six months ended June 30, 2002 to $19.2 million for the six months ended June 30, 2003.  Same stores net sales, for stores open all of both periods, increased $1.1 million in the 2003 period, or 6.8%, compared to the prior year.  The increase in net sales was primarily due to increased volume in produce. During the 2003 period, approximately 25% of our sales were of produce, which has a lower margin that other consumables but generally have a much higher turnover.

Gross profit. Gross profit, which consists of total sales less cost of sales, increased approximately $0.4 million, or 8.4%, from $4.7 million in the 2002 period to $5.1 million in the 2003 period. The increase in gross profit dollars was primarily due to higher sales volume. As a percentage of net sales, gross profit increased 1.5% from 25.2% in 2002 to 26.7% in 2003 and was primarily attributable to a change in the mix of products sold.

Selling, general and administrative. Selling, general and administrative expenses, or SG&A, which include operating expenses and depreciation and amortization, were $6.6 million in both the 2002 and 2003 period.  Changes within the category include decreased payroll and related costs of $0.5 million, which were offset by increases in insurance, professional fees and miscellaneous other expenses.  As a percentage of net sales, SG&A decreased 0.7% from 34.9% in 2002 to 34.2% in 2003.

Operating loss. Operating loss decreased $0.4 million, or 21.3%, from $1.8 million in the 2002 period to $1.4 million in the 2003 period.  As a percentage of net sales, operating loss decreased 2.6% from 9.8% in 2002 to 7.2% in 2003 and is primarily attributable to increased net sales and gross profit and decreased SG&A expenses.

Other (income) expense.  Interest expense increased $0.1 million, or 16.7%, from $0.7 million in the 2002 period to $0.8 million in the 2003 period.  The increase is primarily attributable to increased borrowings, partially offset by lower interest rates.  As a percentage of net sales, interest expense increased 0.4% from 3.5% in 2002 to 3.9% in 2003. 99 Cent Stuff had indebtedness including notes payable from its principal member of $14.6 million, an outstanding line of credit of $5.09 million and accounts payable, related party of $4.4 million as of June 30, 2003 and had outstanding indebtedness including notes payable from its principal member of $14.6 million, $3.0 million under the line of credit and accounts payable, related party of $2.1 million as of June 30, 2002.

Net loss. As a result of the items discussed above, net loss decreased $0.3 million, or 11.7%, from $2.5 million in the 2002 period to $2.2 million in the 2003 period. As a percentage of net sales, net loss decreased 1.8% from 13.2% in 2002 to 11.4% in 2003.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Net Sales.  Net Sales increased $2.8 million, or 7.7%, from $35.9 million in 2001 to $38.7 million in 2002.  The increase was primarily attributable to the effect of one new store opened in 2002 and the full year effect of one store opened in 2001. Same store net sales, for stores open all of both years, decreased $0.1 million in 2002, or 0.4%, vs. a year ago.  The decrease in same store net sales was primarily due to a legal action that forced us to limit the sales of grocery items in one of our stores.

Gross Profit.  Gross Profit increased $0.4 million, or 3.6%, from $9.6 million in 2001 to $10.0 million in 2002. The increase in gross profit was primarily attributable to higher sales volume.  As a percentage of net sales, gross profit decreased 1.0% from 26.8% in 2001 to 25.8% in 2002 and was primarily attributable to a change in the mix of products sold.

Selling, General and Administrative.  SG&A decreased $0.5 million, or 3.6%, from $14.5 million in 2001 to $14.0 million in 2002.  The decrease was primarily attributable to a decrease in payroll and related costs of $0.6 million and insurance of $0.3 million, partially offset by increase in rent of $0.3 million. SG&A for 2002 included $174,518 of an advance to John Isaac, Jr., who was the head of stores, which was forgiven when his employment terminated and included as compensation. There were no material increases or decreases in any other category.  As a percentage of net sales, SG&A decreased 4.3% from 40.6% in 2001 to 36.3% in 2002.

Operating Loss.  Operating loss decreased $0.8 million, or 17.7%, from $4.9 million in 2002 to $4.1 million in 2002.  As a percentage of net sales, operating loss decreased 3.2% from 13.7% in 2001 to 10.5% in 2002 and was primarily attributable to increased net sales and gross profit and decreased SG&A expenses.

Other (Income) Expense.  Interest expense decreased $0.3 million, or 16.6%, from $1.6 million in 2001 to $1.3 million in 2002.  The decrease was primarily attributable to lower interest rates in 2002, partially offset by increased borrowings.  As a percentage of net sales, interest expense decreased 1.0% from 4.5% in 2001 to 3.5% in 2002.

Net Loss.  Net loss decreased $1.2 million, or 17.9%, from $6.5 million in 2001 to $5.3 million in 2002 and was primarily attributable to the items discussed above.  As a percentage of net sales, net loss decreased 4.3 % from 18.1% in 2001 to 13.8% in 2002.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Sales. Total sales increased $21.7 million, or 152.4%, from $14.2 million in 2000 to $35.9 million in 2001. The increase in 99 Cent Stuff stores sales was attributed to the net effect of two new stores opened in 2001 and the full year effect of five stores opened in 2000. Same store sales, for stores open for all of both yeares, decreased 1.6% from 2000 to 2001. This decrease was primarily attributed to opening new stores near the existing startup stores and the effect of our lower working capital and inventory for sale.

Gross profit. Gross profit increased approximately $6.0 million, or 163.9%, from $3.6 million in 2000 to $9.6 million in 2001. The increase in gross profit dollars was primarily due to higher sales. As a percentage of net sales, gross profit was 26.8% in 2001 versus 25.7% in 2000. This 1.1% increase resulted from reduced product cost as we increased purchasing volumes.

Selling, general and administrative. Selling, general and administrative expenses, increased $6.3 million, or 76.0%, from $8.3 million in 2000 to $14.6 million in 2001. The increase for 2001 compared to 2000 was due to year 2001 new stores and the full year effect of the new stores opened in 2000. SG&A decreased as a percentage of net sales from 58.2% in 2000 to 40.6% in 2001 as corporate and warehouse costs did not increase proportionately to the increase in sales. The increase in SG&A is due to two new stores opened in 2001 and an additional five stores open for a portion of 2000 and the full year in 2001 and to the additional corporate and warehouse personnel to support additional stores. Management and staff positions were added in information systems, finance, distribution, and human resources and buying. In addition, SG&A increased because of the costs associated with the delay in opening new stores and the costs of warehousing the merchandise until the stores opened.

Operating loss. Operating loss increased $0.3 million, or 6.6%, from $4.6 million in 2000 to $4.9 million in 2001. Operating loss decreased as a percentage of net sales was 32.5% in 2000 to 13.7% in 2001 primarily due to the increase in the sales discussed above.

Other (income) expense. Interest expense was $0.7 million in 2000 and $1.6 million in 2001. 99 Cent Stuff had indebtedness including notes payable from its principal member of $10.9 million and $14.6 million and an outstanding line of credit of $1.2 million and $2.9 million as of December 31, 2000 and 2001, respectively.

Net loss. As a result of the items discussed above, net loss increased $1.2 million, or 23.5%, from $5.3 million in 2000 to $6.5 million in 2001. Net loss as a percentage of sales was 37.1% in 2000 and 18.1% in 2001.

Liquidity And Capital Resources

Since inception on June 28, 1999, we have been funded principally from loans provided by Raymond Zimmerman, our principal shareholder and bank loans personally guaranteed by Mr. Zimmerman, and have not generally relied upon other external sources of financing. Virtually all of our fixed assets, including fixtures and equipment, have been purchased using advances made to 99 Cent Stuff from Mr. Zimmerman that are shown in the balance sheet in the form of a related party notes payable and accounts payable, related party. Our capital requirements result primarily from purchases of inventory, expenses related to new store openings and working capital requirements for new and existing stores. We take advantage of closeout and other special-situation opportunities, which frequently result in volume purchases requirements, and as a consequence, our cash requirements are not constant or predictable during the year and can be affected by the timing and size of our purchases.

Our negative working capital as of June 30, 2003 was due to

•

$5.8 million of property and equipment acquired,

•

cash shortfall due to operating losses, and

•

increases in accounts payable due to operating losses.

Net cash used by operations was $1.4 million in the six months ended June 30, 2003 and $0.8 million in the six months ended June 30, 2002. Net cash used by operations during the 2003 period included a net loss of $2.2 million, a decrease in inventories of $0.1 million, and a decrease in accounts payable of $0.3 million. Net cash used by operations was $2.1 million in 2002 and $3.4 million in 2001. Net cash used by operations during 2002 included a net loss of $5.3 million, an increase in inventories of $1.2 million, and a decrease in accounts payable of $0.8 million. Net cash used by operations during 2001 included a net loss of $6.5 million, an increase in inventories of $0.9 million, and an increase in accounts payable of $0.2 million.

Net cash used in investing activities for purchases of property and equipment was $0.8 million in 2001, $0.3 million in 2002 and $0.1 million for the six months ended June 30, 2003.

Net cash provided by financing activities was $1.6 million for the six months ended June 30, 2003, primarily due to $1.8 of borrowings under a line of credit offset by decreases in cash overdrafts of $.3 million. Net cash provided by financing activities was $4.2 million in 2001 and $2.4 million in 2002. Net cash provided by financing activities reflects increases in notes payable to a related party in the amount of $2.3 million in 2001. Also, net cash provided by financing activities reflects increases in borrowings under a line of credit personally guaranteed by Mr. Zimmerman in the amount of $1.7 million during 2001 and $300,000 in 2002.  In addition, in 2002 accounts payable and accrued expenses, related party increased by $2.0 million, compared to $0.4 million in 2001, as funds advanced and other monies owed to Mr. Zimmerman in excess of $14.6 million were recorded as accounts payable.

At June 30, 2003, Mr. Zimmerman has advanced an aggregate of $18.3 million, of which $14.6 million is carried on the balance sheet as notes payable, related party and $3.7 million as accounts payable. The notes payable was $14.6 million at December 31, 2002 and 2001, which included accrued interest of $2.1 million at December 31, 2001. Interest is being accrued at a rate equal to the prime rate plus 2%. The notes payable of $14.6 million was converted into 4,750,000 shares of common stock as part of the merger with iVideonow.

Mr. Zimmerman has personally guaranteed our aggregate $6.0 million lines of credit with Bank of America. As a result of these guarantees, the interest rate on these lines has been prime minus 1%, which we believe would be several points higher without the guarantee. Mr. Zimmerman has also guaranteed some of our property leases. The lease guarantees will terminate when our shareholders' equity is at least $3 million. We have been accruing fees of 2% of the lines of credit and the guaranteed property leases. The accrued fees of $0.1 million as of June 30, 2003 have been included in the accounts payable and accrued expenses, related party.

In addition, Mr. Zimmerman has advanced and interest has been accrued on the notes payable of approximately $1.5 million at June 30, 2003 that has been carried as accounts payable, related party, of which $3.7 million was outstanding at December 31, 2002 and $4.4 million at June 30, 2003. These funds were used for equipment purchases, interest accrued on the unpaid balances and working capital. These amounts and all other amounts that may be accrued or advanced prior to the completion of this offering are being converted into a convertible note and not into common stock. This note will be due two years from the date of this prospectus and bear interest at the prime rate. The note will be convertible into common stock at the option of the holder at a conversion price equal to the public offering price per share, subject to adjustment. We will have the right to prepay the note at any time.

In addition to the commitments described above, our future capital expenditures will depend primarily on the number and timing of new stores we open. We have identified 10 locations that we will target for new stores in new and existing markets. We plan to open between four and  seven additional new stores by the end of 2004 depending on the proceeds of this offering. Net capital expenditures for a new store are expected to average approximately $150,000 to $300,000, depending on landlord allowances and existing improvements. The average inventory investment for a new store is approximately $250,000. Pre-opening expenses, such as marketing, salaries, supplies and utilities, are expected to average approximately $30,000 per new store and are expensed as incurred. To date, we have not entered into any type of capital or operating leases for the new store build-out but anticipate doing so in the future to leverage our resources.

In connection with store openings, we have projected our capital expenditure needs in the second half of 2003 to be approximately $0.3 million and in 2004 to be approximately $1.2 million.

Contractual Obligations And Commercial Commitments

The following tables summarize our contractual obligations and commercial commitments as of June 30, 2003:

		Payments Due By Period
Significant Contractual Obligations	Total	Within 1Year	2-3 Years	4-5 Years	After 5 Years
Operating Leases		$900,000	$2,900,000	$2,300,000	$3,100,000
Capital Leases	—

We are committed under noncancelable operating leases for all store and office spaces, expiring at various dates through 2015. These leases generally provide minimum rent plus payments for real estate taxes and operating expenses, subject to escalations, and some of them also require us to pay contingent rent based on sales. As of June 30, 2003, our lease payment obligations under these leases totaled $0.9 million for 2003, and an aggregate of $8.3 million through 2015. We do not have any capital leases.

We expect to spend significant additional capital primarily for opening new stores, reducing accounts payable and increasing our inventory. We believe that the net proceeds from this offering, together with our improvements in our expected operating results, will be sufficient to meet our operating and capital needs for at least the next 12 months. However, it is possible that we may be required to raise additional financing in some future period through public or private financings, strategic relationships or other arrangements. We may not be able to raise additional funds when needed, or on acceptable terms, or at all. Also, any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants.

Seasonality And Quarterly Fluctuations

99 Cent Stuff has historically experienced some seasonal fluctuation in our net sales, operating expenses and net loss. The highest sales periods are the Christmas and Halloween seasons, although the Christmas season does not increase as much as many other retailers because a high proportion of our products are for every day use and not gifts. A greater amount of our net sales and operating income is generally realized during the fourth quarter. Quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of certain holidays, such as Easter and the timing of new store openings and the merchandise mix.

Quantitative And Qualitative Disclosures About Market Risks

We are subject to risks resulting from interest rate fluctuations since interest on our borrowings under the bank facility are based on variable rates. If the prime rate were to increase 1.0% in 2003 as compared to the rate at June 30, 2003, our interest expense for 2004 would increase $0.1 million based on the outstanding balance at June 30, 2003. We do not hold any derivative instruments and do not engage in hedging activities.

New Authoritative Pronouncements

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The alternative methods of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. 99 Cent Stuff follows APB 25 in accounting for its employee stock options. The adoption of this standard did not have a material effect on our financial position or results of operations.

SFAS No. 149, Amendment of Statement 133 on “Derivative Instruments and Hedging Activities,” was issued in April 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. This statement is effective immediately for instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. However, the provisions of SFAS No. 150 will be applied to mandatorily redeemable instruments of nonpublic companies in fiscal periods beginning after December 15, 2003. Early adoption of SFAS No. 150 is not permitted. Application of this standard to pre-existing instruments will be recognized as a cumulative effect of a change in accounting principle. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. We are currently evaluating the impact of the adoption of this standard.

BUSINESS

Overview

99 Cent Stuff is a Florida-based single-priced value retailer of primarily name-brand, consumable merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of first-quality, closeout merchandise. Every product is sold at 99 cents, including extra value savings of two or three items for 99 cents. We feature consumer staples such as produce and bread to encourage our customers to visit our stores frequently. We believe that our strategy of value cultivates customers as long-term clients of our stores by virtue of our assortment of consistently replenishable merchandise, branded goods, 99 cent pricing and convenient accessible locations. The value concept also increases the frequency of consumer visits and impulse purchases and reduces our exposure to seasonality and economic cycles. By offering merchandise in an attractive, convenient and familiar environment, we believe that our stores appeal to a wide demographic of customers.

We opened our first store in 1999 and operate 11 retail stores in south Florida. Our 99 Cent Stuff stores are located in neighborhood shopping centers where consumers are more likely to do their regular household shopping. These stores have an average size of approximately 17,000 saleable square feet and in 2002 average net sales per store was $3.7 million for stores open the full year. In 2002, our average sale per customer was $9.43.

99 Cent Stuff Stores' management team has many years of retail experience including in the value merchandise sector. Our chairman Raymond Zimmerman and president was chief executive of Service Merchandise Company, a multi-billion dollar retail chain. All of our other senior management also has extensive retail experience.

Industry Background

Value retail is generally distinguished from other retail formats by the purchase of closeout and other special-situation merchandise at prices substantially below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. As a result, stores offer a continually changing selection of brands and products. According to a 2002 research report by Merrill Lynch, over the last five years, this segment has grown at roughly twice the pace of the remainder of the retail industry and is one of the fastest growing retail sectors in the United States. The recent economic downturn and difficult consumer environment has not materially impacted this segment as demonstrated by the financial results of other companies in this sector.

The sale of closeout or special-situation merchandise developed in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. This merchandise becomes available for a variety of reasons, including

•

a manufacturer's over-production for seasonal or other reasons,

•

discontinuance due to a change in style, color, size or packaging,

•

the inability of a manufacturer or wholesaler to move merchandise effectively through regular channels, and

•

the financial needs of the manufacturer.

Many value retailers also sell merchandise that can be purchased from a manufacturer or wholesaler on a regular basis. Although this merchandise is usually purchased at less than the original wholesale cost and sold below normal retail cost, the discount, if any, however, is generally less than with closeout merchandise. Value retailers sell regularly available merchandise to ensure a degree of consistency in their product offerings and to establish themselves with customers as a reliable source of basic goods.

The critical factor that drives success in the deep discount industry is effective inventory purchasing and management. Purchasing is based on the ability to make timely payment and to immediately take delivery of merchandise.

Our Strategy

Our goal is to operate stores providing continuous value to customers on a wide variety of merchandise. We strive to exceed our customers' expectations of the range and quality of name-brand consumables that can be purchased for 99 cents. Our strategies to achieve this goal include the following:

Emphasize “Name-Brands”. We believe that customers visit our stores in search of name-brand consumable merchandise that can be purchased for 99 cents. During 2002, we purchased from more than 500 suppliers, including merchandise with the brand names Pepsi, General Mills, Colgate-Palmolive, Eveready Battery, Gerber Products, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham.

Carry A Wide Selection Of Regularly Available Merchandise. Our retail stores offer consumer items in many staple product categories, including food, beverages, health and beauty aids, household products, housewares, hardware, stationary and party goods, seasonal goods, baby products and toys, giftware, pet products and clothing. To ensure that our merchandise offering is complete, we also offer non-name brand items or private label items from other retailers. By consistently offering a wide selection of consumable items, we encourage customers to frequently visit our stores for their everyday household needs.

Effective Store Layout. Our stores are designed for visual appeal and functionality and are attractively merchandised, brightly lit and well-maintained. The stores are organized in a “supermarket” format with items in the same category grouped together. Our prototype stores average 17,000 saleable square feet, which is significantly larger than most of our competitors. This size store allows us to more effectively display a wide assortment of merchandise, carry deep stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more. Our stores feature central checkout lanes, scanning at point of sale and shopping carts.

Strong Supplier Relationships. Our goal is to develop a reputation as a reliable purchaser of name-brand, quality merchandise at discount prices. We strive to achieve this goal using our experienced buying staff to make immediate buying decisions and take timely possession of merchandise, pay promptly, honor all issued purchase orders and purchase goods close to a target season or out of season. We have been able to improve our supplier relationships by quickly selling name-brand merchandise without advertising.

Careful Purchasing To Increase Margins. We strive to maintain a lean operating environment focused on increasing operating margins. To reach this goal, we purchase merchandise at substantially discounted prices as a result of our buyers' knowledge, experience and negotiating skills and ability to select desirable merchandise.

Expansion Strategy

The Florida market is rapidly growing and is the fourth most populous state, with over 16 million residents or nearly 6% of the nation's population. All of the current stores are in Miami-Dade, Broward and Palm Beach counties, which include Miami, Ft. Lauderdale and West Palm Beach. These densely populated counties have experienced high growth and are expected to continue to grow in the future. We opened a new store in June 2003 and plan to open two additional stores in fall 2003. We currently plan to open five stores in 2004. We believe that we could open up to 25 additional locations in south Florida in the next few years. By continuing to focus our store openings in south Florida for the immediate future, we can leverage our brand awareness and take advantage of our existing warehouse and distribution facility and other management and operating efficiencies.

We believe that our value concept is easily replicated in most other populated areas of Florida and the southeastern U.S. Other areas of Florida are also experiencing explosive growth and we are developing plans to open up in other major metropolitan areas in Florida such as the Tampa, Orlando, Jacksonville and Naples/Fort Myers areas.

As a result of our expansion plans, we developed a warehouse and information systems for a substantially larger chain. Management believes that the operating infrastructure we have in place today is capable of integrating a significant number of new stores with minimal increase in corporate, warehouse and other infrastructure expenses. Virtually all of our senior management executives have held similar positions at retail chains of substantially greater size. We believe that our buying teams have sufficient levels of experience to support our expected new store growth.

Target Customers

We target value-conscious consumers from a wide range of socio-economic backgrounds with a diverse ethnic mix and other demographic characteristics. We have placed our stores in areas where there are at least 50,000 to 100,000 residents within a three-mile radius and where most households have income ranging from $20,000 to $50,000. While most of our targeted customers are low middle to middle income workers, higher income customers are also attracted by the everyday values. The ages of our customers are distributed over the full spectrum of ages. We believe that our stores have a relatively small shopping radius, which allows us to concentrate multiple stores in a single market.

Our Stores

Our stores offer customers a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise, all at discounted prices. All merchandise sold in our stores sells for 99 cents per item or multiple units for 99 cents.

The following table sets forth relevant information with respect to the growth of our existing 99 Cent Stuff store operations:

	Year ended December 31,
	1999	2000	2001	2002
99 Cent Stuff Stores retail sales	$3,980,000	$14,220,000	$35,890,000	$38,661,157
99 Cent Stuff Stores annual sales growth rate		256.9%	152.4%	7.7%
99 Cent Stuff Stores open at beginning of year	0	3	8	10
99 Cent Stuff Stores open at end of year	3	8	10	11
Average 99 Cent Stuff Stores sales per store for stores open the full year	—	$3,967,000	$3,678,000	3,654,000
Estimated saleable square feet at year end	49,000	158,000	172,000	189,000
Average net sales per estimated saleable square foot	$368	$229	$226	$214

Merchandising. We believe that the appeal of our 99 Cent Stuff stores arises from the perceived value in selling products that generally retail elsewhere from $1.19 to $9.99, for only 99 cents per item or group of items. Each store typically carries over 6,000 to 8,000 different stock keeping units or SKUs. The merchandise sold in the stores primarily consists of a wide variety of basic consumer items, including:

• Arts and crafts supplies	• Frozen foods
• Bakery products	• Gifts
• Beverages	• Glassware
• Books	• Grocery
• Candy and snacks	• Health and beauty aids
• Canned goods	• Home hardware and automotive
• Cereals and crackers	• Household/kitchen plastic products
• Cleaning supplies	• Office and School Supplies
• Costume jewelry	• Paper products
• Domestics	• Fresh produce and flowers
• Ethnic foods	• Pet food and supplies
• Seasonal goods

Approximately 70% of our products sold are food and candy, health and beauty aids, household basics and seasonal goods.

Although our stores regularly carry a variety of basic household consumer items, unlike typical discount retail stores, we do not continuously stock complete lines of merchandise. Although some of the merchandise we purchase is available for reorder, the mix of brands and products frequently changes, depending upon the availability of merchandise at suitable prices. In some of the stores we offer additional ethnic food products that are targeted to the store's local customer base. To date, we have found that there is an adequate supply of name brand closeouts and re-orderable merchandise available to purchase at attractive prices. We believe that continuously changing specific name-brands found in stores from one week to the next encourages impulse and larger volume purchases and results in customers shopping more frequently. Unlike many discount retailers, we rarely impose a limit on the quantity of specific items that may be purchased by a single consumer.

Store Characteristics. All 11 of our 99 Cent Stuff Stores are located in south Florida. Our stores average 17,000 saleable square feet. We currently target new store locations of 15,000 to 20,000 saleable square feet. The larger stores allow us to more effectively display a wider assortment of merchandise, carry deeper stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more.

The stores are located in neighborhood shopping centers where consumers are more likely to do their regular household shopping. We seek locations where there is another anchor tenant such as a discount superstore or supermarket due to the traffic at that location. The stores are located primarily in more densely populated, demographically diverse neighborhoods. Four of the stores are in Miami-Dade County, four are in Palm Beach County and three are in Broward County.

Our stores are attractively merchandised, brightly lit, well-maintained, “destination” locations. The layout of each of the stores is customized to the size and configuration of the individual location and the desire to focus on particular product lines from time to time. The interior of each store is, however, designed to reflect a uniform format, like a typical supermarket, featuring traditional merchandise display techniques, bright lighting, lower shelving height that allows unobstructed visibility throughout the store, distinctive color scheme, interior and exterior signage and customized check-out counters and price tags. Merchandising displays are maintained throughout the day, change frequently and often incorporate seasonal themes. We believe that due to the continuously changing brand-names and layout, the typical customer tends to shop the whole store.

Customer purchases are by cash, credit and debit cards or check. The stores do not currently accept manufacturers' coupons and we are adding  food cards on a store by store basis. The stores are generally open 9 A.M. to 9 P.M. every day.

Store Management. Typically a store is staffed with a manager and an assistant manager. We currently employ two district managers responsible for store operations. In the future, each district manager will be responsible for approximately ten stores. The store managers report to the district manager and the district managers report to Raymond Zimmerman. District managers visit each store at least twice a week and focus on the implementation of policies, operations and merchandising philosophy. The district manager also helps train store management and assist store management with scheduling.

Advertising/Promotion. To date, we have done limited advertising. Initial awareness of new store openings is created using local newspaper “grand opening” ads and pre-opening handout flyers. For future store openings, we plan to use a grand opening promotional campaign that will include distribution of an advertising flyer and possibly radio and television spots. Our stores feature bright colorful signing to grab customers' attention and emphasize everyday values. We also use in-store coupons to entice customers to purchase multiple items and to return for future purchases of the same item.

New Store Costs. The total cost of a new store ranges from approximately $400,000 to $650,000. The capital investment for each new store ranges from $150,000 to $300,000, depending on landlord allowances and existing improvements, and a least $250,000 required for opening inventory. We also spend approximately $30,000 for pre-opening expenses. To date, we have not financed any of the capital expenditures through third parties but may do so in the future in order to leverage our resources.

Purchasing

Our purchasing department staff consists of four buyers. Substantially all merchandise buying decisions are made at headquarters. We believe a primary factor contributing to our success will be our ability to identify and take advantage of opportunities to purchase merchandise with high customer interest at lower than regular wholesale prices. We purchase most of our merchandise from wholesalers, manufacturers' representatives, importers, barter companies, auctions, professional finders and other retailers. All of our purchases are for cash. Over time, we expect that our purchases directly from the manufacturer will increase substantially to up to 50% of our purchases. We continually seek to develop new sources of merchandise primarily by attending industry trade shows, and through advertising, marketing brochures and referrals. Our buyers also regularly travel to New York, Los Angeles, Chicago and Toronto to source identify, inspect and purchase new merchandise.

We do not have any contracts for the purchase of merchandise and we continuously seek out buying opportunities from both existing suppliers and new sources. Other than our produce supplier, which represented approximately 25% of our total purchases due to the high turnover of inventory, no single supplier accounted for more than 5% of total purchases in 2002. During 2002, we purchased from more than 500 suppliers, including merchandise with the Pepsi, General Mills, Colgate-Palmolive, Dial, Eveready Battery, General Electric, Gerber Products, Gillette, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham brand names. Some purchases are directly from the manufacturer and some are from suppliers and distributors.

Approximately half of the merchandise we purchased is re-orderable and the remainder was closeout or special-situation merchandise. Our buyers search continuously for closeout opportunities and quality re-orderable merchandise. Our experience and expertise in buying merchandise has enabled us to develop relationships with many manufacturers that offer some or all of their closeout and special-situation merchandise to us prior to attempting to sell it through other channels because it can be moved quickly through our stores. Our relationships with many manufacturers and distributors, along with our ability to purchase in large volumes, also enables us to purchase re-orderable name-brand goods at discounted wholesale prices. We believe that our relationship with suppliers is further enhanced by our ability to minimize channel conflict for the manufacturer by quickly selling name-brand merchandise without, if requested by the supplier, advertising the item.

We believe that our relationships have been impaired from time to time by our cash flow problems, which have hurt our ability to make purchases on a timely basis. A portion of the proceeds of this offering will be used to improve our purchasing power, which should improve our supplier relationships by increasing our ability to pay on the negotiated terms.

Warehousing And Distribution

We lease a 35,234 square foot, single level warehouse and distribution facility in Miami, Florida. This site is conveniently located near freeway, rail systems and ports. The distribution facility has 14 dock doors available for receiving. Most of our merchandise is shipped directly from manufacturers and other suppliers to this facility and the remainder is delivered directly to our stores. We contract with local shippers to deliver merchandise to our stores from the warehouse. Deliveries are made from our distribution center to each store two to five times a week, depending on need. Most merchandise is automatically replenished to our stores using a computerized stock distribution model that orders new merchandise for delivery based on recent sales. Store managers are generally required to order certain types of merchandise on a weekly basis. The size of the distribution center allows storage of bulk one-time closeout purchases and seasonal or holiday items without incurring additional costs. We believe that the current warehouse and distribution facility will be able to support distribution to approximately 20 total stores in south Florida.

Inventory Management And Information Systems

Our inventory management system records transactions by SKU from the receipt of goods at the warehouse through the shipment to the stores. Most goods have UPC barcodes to record sales allowing our point of sale or POS system to track the merchandise. Tracking by UPC allows us to manage and track sales by SKU, vendor and department. This allows us to identify sales trends early and to attempt to purchase additional inventory of fast-moving items. It also identifies slow-moving inventory on a timely basis so that we can develop orderly programs to sell any slow-moving inventory in the ordinary course of business or to cut back on future purchases of these items.

Our information technology is based on SBT Pro Series system. We have a custom-designed POS system with a simple and efficient interface very specific to the 99 cents price point. Checkout registers are fully integrated into the POS system. The warehouse uses the SBT Purchase Order and Inventory Control modules.

We intend to upgrade our inventory management technology to better manage our inventories for growth beyond 20 stores. The new systems implemented in this project will provide us with valuable sales information to assist our buyers and improve merchandise allocation to our stores. Controlling our inventory levels will result in more efficient distribution and store operations.

Competition

We do not face direct competition for our single-priced value concept in our south Florida market at this time. However, we do face competition in both the acquisition of inventory and sale of merchandise from other value discount stores, traditional retail stores, grocery stores and mass merchandisers. Similar concepts exist in other regional markets, such as

•

99 Cents Only Stores (NYSE: NDN), located primarily in California, Arizona and Nevada;

•

Dollar Tree (Nasdaq: DLTR), Family Dollar (NYSE: FDO) and Dollar General (NYSE: DG) located nationally including Florida; and

•

over 4,000 small retailers

We believe that our concept is most similar to 99 Cents Only. Family Dollar and Dollar General offer multi-priced merchandise at prices of up to $30 and generally both operate smaller stores in urban locations catering to lower income customers. Dollar Tree also offers less closeout merchandise than our stores.

Industry competitors also include a large number of privately held companies and individuals. There is increasing competition with other wholesalers and retailers, including other value retailers, for the purchase of quality closeout and other special-situation merchandise. Some of these competitors have substantially greater financial resources and buying power than us. Our ability to compete will depend on many factors including the success of our purchase and resale of such merchandise at lower prices than the competition. We may face intense competition in the future from new entrants in the value retail industry, among others, that could take away our customers, which could hurt our revenues.

Trademarks And Service Marks

The trademarks we own and use in connection with our goods and services are not registered. There are several federally-registered trademarks containing “99 Cents” and the owners of these trademarks may challenge the use of our name and other marks which include “99 Cent”. If challenged, we may be forced to change the name of our stores and our other marks. We cannot assure you that we will have the right to use our current name and other marks in the future. Management believes that our current name and other trademarks have name recognition value in our market but are not critical elements of our merchandising strategy. We have applied for trademarks for some of our names but cannot assure you that they will be granted.

Properties

All of our stores are leased. We typically seek leases with an initial five-year to ten-year term and with one or more five-year options. We identify potential sites through a network of contacts within the brokerage and real estate communities. We expect that many of our new sites will be former big box retailers or grocery stores. For some of the sites we have taken space that exceeds our needs due to a desirable location or a favorable rent arrangement. The following table describes the location and size of our properties.

Location	Gross Square Feet	Saleable Square Feet	Date Opened

Miami	24,207	18,155	October 1999
South Miami	22,000	16,500	October 1999
Boynton Beach	19,590	14,693	October 1999
Lake Worth	19,360	25,200	December 2000
West Palm Beach	19,235	14,520	January 2001
Coral Springs	20,432	14,426	December 2000
Delray Beach	20,000	15,324	November 2000
Deerfield Beach	44,000	15,000	January 2001
North Miami	17,760	25,080	April 2001
Commercial	22,000	17,000	May 2002
Northlake	12,000	11,000	June 2003

Miami Warehouse	35,234
Boca Raton Corporate Office	3,092

The initial terms of the leases expire from 2004 to 2015 and the base rent varies from $2.75 to $9.00 per square foot. Most of the leases have renewal options. Some of our leases are currently guaranteed by Raymond Zimmerman, our chairman and principal shareholder. Mr. Zimmerman is paid a fee equal to 2% of the amounts guaranteed.

At our Boca Raton corporate office we have our administrative, purchasing, finance and information technology departments.

Legal Proceedings

Winn-Dixie Stores v. 99 Cent Stuff--Trail Plaza LLC and Metropolitan Life Insurance Company (Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida). In June 2000, Winn-Dixie Stores filed for an injunction seeking to limit the sale of grocery items to 500 square feet in the Miami Lakes store. No damages were sought. As a result of an injunction and other motions granted in 2002, we must limit the sales of grocery items to 500 linear feet. This restriction has negatively impacted the sales and profitability of this store. In 2003 we were found in contempt of the injunction and Winn Dixie is seeking damages and payment of legal fees. We believe that no damages are due and are contesting the action. We are considering moving the store.

We are a subtenant for our Deerfield location. In 2002 we received oral notice from our sublandlord that it intended to stop paying the rent to the landlord. To our knowledge, the sublandlord is current on the rent to the landlord. We have an arrangement with the landlord in which the landlord agreed to take an assignment of the sublease so that we could continue to occupy the space, although the rent may increase. If so, we intend to pursue our rights against our sublandlord.

We are not currently a party to any other legal actions that if determined adversely that would materially affect us.

Employees

At June 30, 2003, we had 349 employees of whom 316 were in our retail operations, 17 in our warehouse and distribution facility and 16 in our corporate offices. None of our employees is party to a collective bargaining agreement. We consider relations with our employees to be good. We offer certain benefits, including health insurance, to our full time employees.

MANAGEMENT

Directors, Executive Officers And Key Employees

The following persons are members of our board of directors and as executive officers, in the capacities indicated:

Name	Age	Position

Officers and Directors:
Raymond Zimmerman	70	Chairman of the Board and Chief Executive Officer
Barry Bilmes	57	Chief Financial Officer
Kevin R. Keating	63	Director
Nathan R. Light	68	Director Nominee
Leonard Florence	71	Director Nominee

Key Employees:
Charlie Cordero	44	Vice President of Merchandise
Russ Fields	46	Vice President of Information Technology

Raymond Zimmerman founded 99 Cent Stuff and was the managing member since 1999 and will became the Chairman of the Board and Chief Executive Officer upon completion of the merger in September 2003.. Mr. Zimmerman was a founder and the Chairman and Chief Executive Officer of Service Merchandise Company Inc., a national retail chain, from 1981 to 1997, was Chairman of the Board from 1997 to 1999 and was the Non-Executive Chairman from 1999 to 2000. In March 1999, Service Merchandise filed for bankruptcy pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Zimmerman has also been a director of The Limited, Inc. since 1984.

Barry Bilmes has been Chief Financial Officer since October 2002.  From 2000 to 2002, Mr. Bilmes was Vice President – Finance for NuCo2 , Inc., the largest supplier in the U.S. of bulk CO2 systems for carbonating fountain beverages.  From 1994 to 2000 Mr. Bilmes served in various financial capacities, the most recent of which was Vice President – Finance and Administration for Brothers Gourmet Coffees, Inc., a national wholesaler and retailer of gourmet coffees.  On August 27, 1998, Brothers Gourmet Coffees filed for bankruptcy pursuant to Chapter 11 of the United States Bankruptcy Code. Prior, thereto, from 1978 to 1993, Mr. Bilmes was Controller and Treasurer for Weight Watchers, International, Inc., a provider of weight loss products and services.

Kevin R. Keating was the president and a director of iVideoNow from December 2001 until the merger in September 2002 and is currently a director. Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of  Brookstreet Securities Corporation (“Brookstreet”).  Brookstreet is a full-service, national network of independent investment professionals.  Mr. Keating services the investment needs of private clients with special emphasis on equities.  For more than 35 years, he has been engaged in various aspects of the investment brokerage business.  Mr. Keating began his Wall Street career with the First Boston Corporation in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors.

Charlie Cordero has been Vice President of Merchandise since January 2003.  From 2001 to 2002, Mr. Cordero was Divisional Manager for Bills Dollar Stores, Bonus Dollar Division, a 20-store single price point located in Central Florida.  From 1999 to 2001, Mr. Codero was Vice President of Merchandise for McCrory Stores, a 200 plus dollar chain.  In that capacity, Mr. Cordero oversaw the buying and merchandising for all stores, as well as extensive traveling to the Orient to establish Direct Import Programs.  From 1998 to 1999, Mr. Codero was Vice President for Dollar Craze Stores, Hammond, Indiana, a 16-store dollar store chain.  From 1991 to 1998, he served in various merchandising functions at McCrory Stores, the most recent of which was Merchandise Manager of the 99-cent Division.

Leonard Florence became a director upon completion of the merger. He has been the Chairman of the Board of Syratech Corporation, a publicly-traded company which designs, manufactures, imports and markets a diverse portfolio of tabletop, giftware and seasonal products for home entertaining and decoration under well-known name brands. He has served as Chairman of the Board continuously since 1986, and as Chief Executive Officer from 1986 to 2002. Mr. Florence has been an executive in the tabletop and giftware products industry for more than 45 years. Mr. Florence is currently a director of Lifetime Hoan Corporation, a publicly-traded manufacturer and marketer of a broad range of household cutlery and kitchenware and bakeware products under well-known name brands.

Nathan R. Light became a director upon completion of the merger. Since 1998 he has been an executive of National Electronics Warranty Corp., the nation's leading provider of extended service plans, buyer protection services and product support for businesses and consumers currently serving as vice chairman and formerly chairman and chief executive officer. From 1996 to 1998 he was the chairman and chief executive officer of LDC Group, Inc., which developed and operated Only Diamond stores, the first retail chain to sell diamond merchandise exclusively. From 1977 to 1995, Mr. Light was the chairman and chief executive officer of Sterling Jewelers, Inc., one of the nation's largest jewelry chains. He is also a director of Michael Anthony Jewelers, Inc., a publicly-traded jewelry retailer.

Russ Field has been Vice President of Information Technology since January 2003 and was Director of Information Systems starting in July 2000. From 1999 to 2000 he was director-information technology of Value Financial Services. He was director of systems development and support for Thorn Americas from 1989 to 1998, director of information systems of Whiteford Transportation from 1987 to 1989 and systems manager of Kmart Corporation from 1973 to 1987.

Board Of Directors Composition

Our articles of incorporation provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board of directors structure, prior to the completion of this offering, two of the members of the board of directors will be elected to one-year terms, two will be elected to two-year terms and at least one will be elected to a three-year term. Thereafter, directors will be elected for three-year terms. At least one additional outside director will be selected prior to the completion of this offering.

Executive Compensation

The following tables summarize the total compensation paid to Raymond Zimmerman, our chairman, and John Isaac , who are the only executive offers with compensation of at least $100,000 in 2002.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus	Other Annual Compensation		Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)

Raymond Zimmerman	2002	—	—	—		—	—
Chairman	2001	—	—	—		—	—
	2000	—	—	—		—	—

John Isaac	2002	$206,490	—	$50,200	(1)	—	—
Head of Stores and Merchandising	2001	$229,547	—	$90,733	(2)	—	—
	2000	$36,496	—	$84,204	(3)	—	—

———————

(1)

Includes $20,000 of consulting fees and $30,200 for medical, rent and car allowance.

(2)

Includes $70,000 of consulting fees and $20,733 for medical, car allowance and other benefits.

(3)

Includes $60,050 of consulting fees and $24,154 for medical, car allowance and other benefits.

Employment Agreements And Termination Of Employment And Change In Control Arrangements.

There are not currently any employment agreements with our executive officers.

Stock Option Grants

No options were granted to the executive officers named above in 2002 and at December 31, 2002 no stock options were outstanding.

2003 Equity Incentive Plan

Our board of directors and shareholders have adopted the 2003 Equity Incentive Plan, which we refer to as the 2003 Plan, to authorize 250,000 options to purchase shares of common stock.

Plan Description. The purpose of the 2003 Plan is to provide an incentive to attract and retain qualified and competent persons as employees, directors and consultants, upon whose efforts and judgment our success is largely dependent, through the encouragement of stock ownership. The 2003 Plan provides for the grant of options intended to qualify as incentive stock options or ISOs under Section 422 of the Internal Revenue Code and options that are not intended to so qualify, which we refer to as Nonstatutory Stock Options. The 2003 Plan also provides for the grant of our restricted stock within the meaning of Rule 144 of the Securities Act.

Authorized Shares. The total number of shares of common stock reserved for issuance under the 2003 Plan is 250,000 (subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change). If any option granted pursuant to the 2003 Plan terminates, expires, or is canceled or surrendered, in whole or in part, shares subject to the unexercised portion may again be issued pursuant to the exercise of options granted under the 2003 Plan. The shares acquired upon exercise of options granted under the 2003 Plan will be authorized and unissued shares of common stock.

Administration. The 2003 Plan will be administered by the board of directors or any compensation committee of our board of directors, which selects the eligible persons to whom options will be granted. The compensation committee also determines the number of shares of common stock subject to each option, the exercise price therefore and the periods during which options are exercisable. Further, the compensation committee interprets the provisions of the 2003 Plan and, subject to certain limitations, may amend the 2003 Plan. Each option granted under the 2003 Plan will be evidenced by a written agreement between us and the optionee.

Eligibility. Options may be granted under the 2003 Plan to all employees (including officers) directors and certain consultants and advisors. Incentive stock options may be granted only to persons who are employees. Upon receiving grants of options, each holder of the options will enter into an option agreement with that contains the terms and conditions deemed necessary by the compensation committee.

Terms And Conditions Of Options. The exercise price for ISOs granted under the 2003 Plan may not be less than the fair market value of the shares of common stock on the date the option is granted. The exercise price and term for Nonstatutory Stock Options may be any price not less than par value per share as determined by the compensation committee. Under the 2003 Plan, the fair market value is the closing price of shares on the business day immediately preceding the date of grant. If the shares are not publicly traded, then the fair market value will be as the compensation committee will in its sole and absolute discretion determine in a fair and uniform manner.

Options Granted Under The 2003 Plan Have A Maximum Term Of Ten Years. The exercise price of options granted under the 2003 Plan is payable in cash. Options granted under the 2003 Plan are not transferable, except by will and the laws of descent and distribution.

Unless otherwise provided in an option, each outstanding option may, in the sole discretion of the compensation committee, become immediately fully exercisable: if there occurs any transaction, or series of transactions, that has the result that our shareholders immediately before such transaction cease to own at least 51 percent of our voting stock; upon the closing of a transaction, consolidation, reorganization, liquidation or dissolution in which we do not survive; or upon the closing of the sale, lease, exchange or other disposition of all or substantially all our property and assets.

The compensation committee may in its sole discretion accelerate the date on which any option may be exercised and may accelerate the vesting of any shares subject to any option or previously acquired by the exercise of any option. Options granted to the officers and directors under the 2003 Plan may not be exercised unless otherwise expressly provided in any option, until six months following the date of grant.

The compensation committee may also, in its sole discretion, by giving written notice cancel, effective upon the date of the consummation of certain corporate transactions that would result in an option becoming fully exercisable, any option that remains unexercised on such date. Such notice will be given a reasonable period of time prior to the proposed date of such cancellation and may be given either before or after Shareholder approval of such corporate transaction.

Termination Of Options. The expiration date of an option is determined by the compensation committee at the time of the grant and is set forth in the applicable option agreement. In no event may an option be exercisable after ten years from the date it is granted.

Restricted Stock. Restricted stock may be granted to employees or consultants. The grant may be subject to vesting or forfeiture conditions similar to the options. Additional restrictions on transfer may be imposed.

Outstanding Options

An aggregate of ___,000 options have been designated for grant pursuant to the 2003 Plan.

Director Compensation

Outside directors are not currently paid cash for services and receive the option grants described above.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2003, and as adjusted to reflect the maximum offering, by:

•

each person known to us to be the beneficial owner of more than 5% of either class of the common stock;

•

each of our named executive officers;

•

each director; and

•

all current directors and executive officers as a group.

	Shares Beneficially Owned
	Before Offering		After Offering
Name of Beneficial Owner	Shares	%	%

Raymond Zimmerman	4,606,718 (1)	92.1%	76.8%
Kevin Keating	16,667.4%		.3%
Leonard Florence	—	—
Nathan Light	—	—
All officers and directors as a group (4 persons)	4,623,385	92.5%	77.1%

———————

(1)

Includes 4,507,805 shares owned by the Raymond Zimmerman Annuity Trust—2003, 18,317 shares owned by a general partnership in which Mr. Zimmerman and his wife are the partners, 17,910 for which Mr. Zimmerman is trustee for family members and 62,686 shares owned by Mr. Zimmerman’s wife, for which he disclaims beneficial ownership. Mr. Zimmerman is the trustee of the trust and his family members are the beneficiaries.

CERTAIN TRANSACTIONS

To date, substantially all of the funding for our operations has been provided by Raymond Zimmerman. At June 30, 2003, he has advanced an aggregate of $19.0 million, of which $14.6 million is carried on the consolidated balance sheet as a notes payable, related party and $4.4 million as accounts payable, related party. The note payable was $14.6 million at December 31, 2002 and 2001 and $10.9 million at December 31, 2000, which included accrued interest of $2.1 million at December 31, 2001. Interest is being accrued at a rate equal to the prime rate plus 2%. Upon the completion of the merger, the notes payable were converted into 4,750,000 shares of common stock as part of the conversion of the LLC into a corporation. The rights to a portion of these shares have been distributed to some of Mr. Zimmerman’s family and trusts for the benefit of Mr. Zimmerman and his family.

Mr. Zimmerman has personally guaranteed our aggregate $6.0 million line of credit with Bank of America. As a result of these guarantees, the interest rate on these lines has been prime minus 1% when our rate would be several points higher without the guarantee. Mr. Zimmerman has also guaranteed some of our property leases. The lease guarantees will terminate when our shareholders' equity is at least $3 million. We have been accruing fees of 2% of the amount of the principal amount of the obligations. The accrued fees of $242,000 have been included in the interest in the notes payable described above.

In addition, at June 30, 2003, Mr. Zimmerman has advanced approximately $4.4 million that has been carried as accounts payable, related party, of which $2.6 million was outstanding at December 31, 2002 and $471,000 was outstanding at December 31, 2001. These funds were used for equipment purchases, reimbursement of expenses and working capital. These amounts and all other amounts that may be advanced prior to the completion of this offering are being converted into a convertible note. This note will be due two years from the date of this prospectus and bear interest at the prime rate. The note will be convertible into common stock at the option of the holder at a per share conversion price equal to the initial offering price, subject to adjustment. Based on the $4.4 million outstanding at June 30, 2003, this note will be convertible into 880,000 shares assuming a $5.00 offering price. We will have the right to prepay the note at any time.

As of December 31, 2001, we had advanced $160,000 to John Isaac, Jr., our chief operating officer, which was included in other assets on the consolidated balance sheet. This advance bore interest at 8% per annum with interest accrued of $14,518 as of December 31, 2001. The note was repayable 90 days after payment is demanded. The purpose of the loan was to pay for moving and other living expenses during a time in which Mr. Isaac was not receiving a salary. In connection with Mr. Isaac’s departure from 99 Cent Stuff in 2002, the note was forgiven, recorded as compensation and included in selling, general and administrative expenses.

DESCRIPTION OF SECURITIES

The following is a description of the terms of our capital stock. This description of our capital stock refers to and incorporates various terms of our articles of incorporation and our bylaws as adopted and as in effect following the completion of this offering. Copies of forms of these documents have been filed as exhibits to the registration statement of which this prospectus is a part. Since the terms of our articles of incorporation and bylaws may slightly differ from the general information we are providing, you should only rely on the actual provisions of those documents, instead of a summary description of the material terms.

Authorized Capital Stock

Under our articles of incorporation, as in effect following the completion of this offering, we will have the authority to issue 550,000,000 shares of stock, of which 5,000,000 will be shares of $.01 par value preferred stock, and 50,000,000 will be shares of $.001 par value common stock.

Units

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock. The common stock and warrants will begin to trade separately immediately after the closing date of this offering.

Common Stock

Each holder of common stock will be entitled to one vote for each outstanding share of common stock owned by that shareholder on every matter properly submitted to the shareholders for their vote. Subject to the dividend rights of holders of any outstanding preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose, and, subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the shareholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The outstanding shares of common stock are, and the shares of common stock offered in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Preferred stock may be issued in classes and series, and shares of each class and series will have such rights and the board of directors in the resolutions authorizing the issuance of that particular series fixes preferences as. In designating any series of preferred stock, the board of directors may, without further action by the holders of common stock:

•

fix the number of shares constituting that series;

•

fix the dividend rights, dividend rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the common stock); and

•

fix the rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences.

The holders of any preferred stock, when and if issued, are expected to have priority claims to dividends and to any distribution upon liquidation, and they may have other preferences over the holders of the common stock.

The board of directors may issue series of preferred stock without action by our shareholders. Accordingly, the issuance of preferred stock may adversely affect the rights of the holders of the common stock. In addition, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred stock may dilute the voting power of holders of common stock.

Warrants

General. The warrants issued in this offering may be exercised at any time beginning on the closing date of this offering and ending on __________ ___, 2006. Each warrant entitles the holder to purchase one common share at an exercise price of $7.00 per share. This exercise price will be adjusted if specific events, summarized below, occur. A warrantholder will not be deemed a holder of the underlying common share for any purpose until the warrant is exercised.

Redemption. Beginning one year after the effective date of this offering, we will have the right to redeem the warrants at a price of $0.01 per warrant, after providing 30 days' prior written notice to the warrantholders, at any time after the closing price for our common stock, as reported on the OTC Bulletin Board or the primary exchange on which the common stock is then trading, was at or above $10.00 per share for any 15 of 20 consecutive trading days. We will send a written notice of redemption by first class mail to warrantholders at their last known addresses appearing on the registration records maintained by the transfer agent for our warrants. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, the warrantholders will then have to decide whether to sell the warrants, exercise the warrants before the close of business on the business day preceding the specified redemption date or hold them for redemption. If the warrants are not covered by a current registration statement or are not qualified for sale under the laws of the state in which you reside, you may not be able to exercise your warrants.

Exercise. The warrantholders may exercise the warrants only if an appropriate registration statement is then in effect with the SEC and if the common shares underlying the warrants are qualified for sale under the securities laws of the state in which the holder resides. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of our redeemable warrants.

Adjustments Of Exercise Price. The exercise price of the warrants will be adjusted if we declare any stock dividend to shareholders or effect any split or share combination with respect to our common stock. Therefore, if we effect any stock split or stock combination with respect to our common stock, the exercise price in effect immediately prior to this stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a warrant or, if we elect, an adjustment of the number of warrants outstanding.

Anti-Takeover Effects Of Certain Provisions Of Florida Law And Our Articles Of Incorporation And Bylaws

Our articles of incorporation, our bylaws and Florida law contain provisions that could have the effect of delaying, deferring or preventing a change in control of us by various means such as a tender offer or merger not approved by our board of directors. These provisions are designed to enable our board of directors, particularly in the initial years of our existence as a publicly-owned company, to develop our business in a manner that will foster its long-term growth without the potential disruption that might be entailed by the threat of a takeover not deemed by our board of directors to be in our best interests and the best interests of our shareholders. The description set forth below is intended as a summary of these provisions only, and we refer you to the actual provisions of our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Effect Of Florida Anti-Takeover Statute. Florida has enacted legislation that may deter or hinder takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:

•

at least 20% but less than 33 1/3% of all voting power;

•

at least 33 1/3% but less than a majority of all voting power; or

•

a majority or more of all voting power.

The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates. Florida law and our Articles and Bylaws also authorize 99 Cent Stuff to indemnify our directors, officers, employees and agents. In addition, our Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors breach their fiduciary duties, and such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Articles Of Incorporation And Bylaw Provisions. Our articles of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

Supermajority Voting. Our articles of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our articles of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

Authorized But Unissued Or Undesignated Capital Stock. Our authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. No preferred stock is designated. After this offering, we will have outstanding up to 6,000,000 shares of common stock. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our articles of incorporation grants the board of directors' broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek shareholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Classified Board Of Directors. Under our articles of incorporation and our bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

Special Meeting Of Shareholders. The articles of incorporation provide that special meetings of shareholders be called only by a majority of the board of directors, our chief executive officer or holders of not less than one-third of our outstanding voting stock.

Amendment Of Bylaws. The bylaws may only be altered, amended or repealed by the board of directors or the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock.

Notice Procedures. Our bylaws establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of our shareholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our articles of incorporation or bylaws. These procedures provide that notice of such shareholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received by our Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

Limitation Of Director Liability. Our articles of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our shareholders to the fullest extent permitted by Florida law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

•

for any breach of the director's duty of loyalty to us or our shareholders;

•

for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•

under Section 607.0834 of the Florida Business Corporation Act, which relates to unlawful distributions; or

•

for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements. Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Florida Business Corporation Act. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Florida Business Corporation Act.

Listing On The OTC Bulletin Board

Our common stock currently is traded on the OTC Bulletin Board and we expect that the units and warrants will also be quoted for trading on the OTC Bulletin Board under the following symbols

OTC Bulletin Board Symbols	Units NNCSU Common Stock NNCS Warrants NNCSW

Transfer Agent, Warrant Agent And Registrar

The transfer agent for the common stock is Signature Stock Transfer, Inc., Dallas, Texas.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have a minimum of 5,600,000 shares of common stock outstanding. All of the shares to be sold in this offering and the 250,000 shares outstanding prior to the merger will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an “affiliate”, as that term is defined in Rule 144, as described below.

The 4,750,000 shares of common stock, which were issued in the merger are “restricted securities” within the meaning of Rule 144. All of these shares will be eligible for sale in the public market commencing one year after the date of the merger, all under and subject to the restrictions contained in Rule 144.

In general, under Rule 144, a person, or persons whose shares are required under Rule 144 to be aggregated, including an “affiliate”, as that term is defined under the Securities Act and the regulations promulgated thereunder, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed one percent of the then outstanding shares of common stock (60,000 shares immediately after this offering), provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares from the issuer or an affiliate.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have entered into a placement agency agreement with Keating Investments, LLC, a registered broker-dealer and member of the NASD. Keating Investments is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933. Under the terms of that agreement, Keating Investments has agreed to sell the units being offered by this prospectus on a “best efforts” basis at the public offering price of $1.25 per unit. As such, Keating Investments has no obligation to take or purchase any of the shares. Further, the agreement with Keating Investments does not ensure the successful placement of any of the shares.

We have agreed to pay Keating Investments a fee of 10% of the gross subscription proceeds of the units sold to purchasers identified (or deemed to be identified) to us by Keating Investments. The underwriting agreement also provides that upon the closing of the units offered, the underwriter will be paid a nonaccountable expense allowance equal to 3% of the gross proceeds from the sale of such units, including the over-allotment option.

We have also agreed to issue to the underwriter a unit purchase option to purchase from us up to 100,000 units at an exercise price per unit equal to 120% of the offering price per unit. The unit purchase option and the securities underlying the unit purchase option are exercisable during the two-year period beginning one year from the date of effectiveness of the registration statement and are not redeemable. These warrants are not transferable for one year following the effective date of the registration, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution. The unit purchase option and the common stock and warrants issuable upon its exercise have registration rights. We will cause the registration statement to remain effective until the earlier of the time that all of the unit purchase option and underlying warrants have been exercised and the date which is three years after the effective date of this offering. The common stock and warrants issued to the underwriter upon exercise of the unit purchase option will be freely tradable.

The holders of the unit purchase option will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized by the underwriter on the sale of the securities issuable upon exercise of the unit purchase option may be deemed to be additional underwriting compensation. During the term of the unit purchase option, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock.

The expenses of the offering, other than underwriting discounts and commissions referred to above, are estimated at $________ and are payable entirely by us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each of our executive officers and directors and principal shareholders, including without limitation, the selling shareholders, has agreed for a period of 12 months after the date of this prospectus, subject to limited exceptions, not to:

•

offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock; or

•

enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock without the prior written consent of Keating Investments, which may, however, in their sole discretion and at any time or from time to time before the termination of the 12-month period, without notice, release all or any portion of the securities subject to lock-up agreements.

99 Cent Stuff has agreed not to solicit warrant exercises other than through Keating Investments, unless Keating Investments declines to make such solicitation. Upon any exercise of the warrants after the first anniversary of the date of this Prospectus, 99 Cent Stuff will pay Keating Investments a fee of 5% of the aggregate exercise price of the warrants, if

•

the market price of the Company's common stock on the date the warrants are exercised is greater than the then exercise price of the warrants;

•

the warrant holder designates in writing that the exercise of the warrants was solicited by a member of the NASD and designates in writing the broker-dealer to receive compensation for such exercise;

•

the warrants are not held in a discretionary account;

•

disclosure of compensation arrangements was made both at the time of the Offering and at the time of exercise of the warrants; and

•

the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the Securities Exchange Act 0f 1934. 99 Cent Stuff will bear the costs of Keating Investment’s solicitation of exercise or redemption of the warrants.

On June 30, 2003, we compensated Keating Investments, LLC by issuing 33,333 shares of our restricted common stock in connection with the Agreement of Reorganization between 99 Cent Stuff and iVideoNow. Keating is acting as underwriter of this offering. The president and 60% owner of Keating Investments is Timothy J. Keating, who is the son of Kevin R. Keating, who was president and a director at the time and is currently a director.

Keating Investments plans to offer and sell the shares in specific states in which the shares are registered or are exempt from registration, following the procedures for subscribing as outlined in this prospectus, and in compliance with Regulation M.

We will have use of any proceeds received once a subscription agreement is executed and delivered to us and the funds have been released from escrow. All funds received by Keating Investments, in its capacity as placement agent, will be immediately deposited (by Noon on the first business day after receipt) in the escrow account with ___________________ as escrow agent, under the terms of an escrow agreement entered into by us, Keating Investments and the escrow agent.

The proceeds of the offering shall be non-refundable except as may be required by applicable law. We reserve the right to reject any subscription in whole or in part, or to allot to any prospective investor less than the number of shares subscribed for by such investor.

Prior to this offering, there has been no public market for our units. Consequently, the initial public offering price for the units offered by this prospectus has been determined though negotiations between us and Keating Investments. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and Keating Investments believe to be comparable to us, estimate of our business potential, the present state of our development and other factors deemed relevant.

The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

LEGAL MATTERS

The validity of the securities offered through this prospectus will be passed on by Sachs Sax Klein, Boca Raton, Florida.

EXPERTS

Our consolidated financial statements for the periods ended December 31, 2002, 2001 and 2000 have been audited by Daszkal Bolton LLP, independent certified public accountants. We have included our consolidated financial statements in this prospectus in reliance on the report of Daszkal Bolton LLP, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock to be distributed in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to 99 Cent Stuff and the common stock to be distributed in this offering, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed with it, may be inspected without charge at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from such office after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0300 for further information on the operation of the public reference rooms. The SEC also maintains a web site that contains registration statements, reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You are able to inspect and copy such periodic reports, proxy statements and other information at the SEC public reference room and the SEC's web site.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.

99 CENT STUFF, LLC

Consolidated Financial Statements

Index

Independent Auditors' Report	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets at December 31, 2001 and 2002
and June 30, 2003 (Unaudited)	F-3

Consolidated Statements of Operations for
the years ended December 31, 2000, 2001 and 2002 and
the Six Months Ended June 30, 2002 and 2003 (Unaudited)	F-4

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
for the Years Ended December 31, 2002, 2001 and 2000
and (Unaudited) for the Six Months Ended June 30, 2003	F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 2000, 2001 and 2002 and the Six Months
Ended June 30, 2002 and 2003 (Unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Pro Forma Financial Statements

Note	F-13

Pro Forma Balance Sheet as of December 31, 2002	F-14

Note	F-15

Pro Forma Balance Sheet as of June 30, 2003	F-16

Michael I. Daszkal, CPA, P.A. Jeffrey A. Bolton, CPA, P.A. Timothy R. Devlin, CPA, P.A. Michael S. Kridel, CPA, P.A. Marjorie A. Horwin, CPA, P.A.	2401 N.W. Boca Raton Boulevard Boca Raton, FL 33431 t: 561.367.1040 f: 561.750.3236 www.daszkalbolton.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

99 Cent Stuff, Inc.

We have audited the accompanying consolidated balance sheets of 99 Cent Stuff, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 99 Cent Stuff, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

These financial statements were previously issued and reported on, by us, on February 7, 2003. These financial statements have been revised to reflect the reorganization from a limited liability company to a C corporation and the conversion of shareholder notes payable totaling $14,591,553 into equity as of December 31, 1999.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, the Company’s significant operating losses and reliance on outside funding to maintain operations raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DASZKAL BOLTON LLP

Boca Raton, Florida

February 7, 2003

(except for Notes 4and 10, as to which the date is September 2, 2003)

Member of American Institute of Certified Public Accountants - SEC and Private Companies Practice Sections	Member Affiliated Offices Worldwide

99 CENT STUFF, INC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

AND (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2003

			June 30, 2003 (Unaudited)

	2002	2001
ASSETS
Current assets:
Inventory	$$2,186,584	$3,385,949	$2,044,637
Prepaid expenses and other assets	281,913	109,039	255,687
Total current assets	2,468,497	3,494,988	2,300,324
Property and equipment, net	3,181,575	4,044,796	2,915,345
Other assets:
Security deposits	167,300	166,237	142,300
Receivable from former officer	—	174,518	—
Total other assets	167,300	340,755	142,300
Total assets	$5,817,372	$7,880,539	$5,357,969
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Cash overdraft	$433,467	$316,728	$182,424
Accounts payable	2,596,095	3,417,336	2,311,826
Accounts payable and accrued expenses, related party	3,675,730	470,692	4,377,646
Accrued expenses	596,306	114,772	386,038
Lines of credit	—	2,900,000	4,968,399
Total current liabilities	7,301,598	7,219,528	12,226,333
Long term liabilities:
Lines of credit	3,200,000	—	—
Shareholders' equity (deficit):
Common stock, $.001 par value, 4,750,000 shares issued and outstanding	4,750	4,750	4,750
Additional paid-in capital	14,586,803	14,586,803	14,586,803
Accumulated deficit	(19,275,779)	(13,930,542)	(21,459,917)
Total shareholders' equity (deficit)	(4,684,226)	661,011	(6,868,364)
Total liabilities and shareholders' equity (deficit)	$5,817,372	$7,880,539	$5,357,969

See the accompanying notes to the consolidated financial statements.

99 CENT STUFF, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

				Six Months Ended June 30, 2003 (Unaudited)	Six Months Ended June 30, 2002 (Unaudited)

	2002	2001	2000

Net sales	$38,661,157	$35,888,782	$14,219,365	$19,233,430	$18,796,721
Cost of goods sold	28,683,214	26,260,512	10,571,255	14,104,471	14,066,573
Gross profit	9,977,943	9,628,270	3,648,110	5,128,959	4,730,148
Selling, general and administrative expense	14,034,648	14,558,460	8,273,380	6,572,517	6,564,800
Loss from operations	(4,056,705)	(4,930,190))	(4,625,270)	(1,443,558)	(1,834,652)
Other income (expense):
Other income	59,960	35,911	21,069	19,020	11,993
Interest expense	(1,348,492)	(1,617,159)	(669,164)	(759,600)	(651,070)
Total other income (expense)	(1,288,532)	(1,581,248))	(648,095)	(740,580)	(639,077)
Net loss	$(5,345,237)	$(6,511,438)	$(5,273,365)	$(2,184,138)	$(2,473,729)
Loss per share:
Net loss per share, basic and diluted	$(1.13)	$(1.37)	$(1.11)	$(0.46)	$(0.52)
Weighted average number of shares outstanding	4,750,000	4,750,000	4,750,000	4,750,000	4,750,000

See the accompanying notes to the consolidated financial statements.

99 CENT STUFF, INC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2003

				Accumulated Deficit
	Common Stock		Additional Paid-In Capital
	Shares	Amount			Total

Balance, December 31, 1999	4,750,000	$4,750	$14,586,803	$(2,145,739)	$$12,445,814

Net loss	—	—	—	(5,273,365)	(5,273,365)

Balance, December 31, 2000	4,750,000	4,750	14,586,803	(7,419,104)	7,172,449

Net loss	—	—	—	(6,511,438)	(6,511,438)

Balance, December 31, 2001	4,750,000	4,750	14,586,803	(13,930,542)	661,011

Net loss	—	—	—	(5,345,237)	(5,345,237)

Balance, December 31, 2002	4,750,000	4,750	14,586,803	(19,275,779)	(4,684,226)

Net loss for the six months ended June 30, 2003 (UNAUDITED)	—	—	—	(2,184,138)	(2,184,138)

Balance, June 30, 2003 (UNAUDITED)	4,750,000	$4,750	$14,586,803	$(21,459,917)	$(6,868,364)

See the accompanying notes to the consolidated financial statements.

99 CENT STUFF, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

				Six Months Ended June 30, 2003 (Unaudited)	Six Months Ended June 30, 2002 (Unaudited)

	2002	2001	2000

Cash flows from operating activities:
Net loss	$(5,345,237)	$(6,511,438)	$(5,273,365)	$(2,184,138)	$(2,473,729)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	899,405	852,532	351,656	412,214	441,385
Interest accrued on payables, related party	1,249,202	1,381,713	563,557	679,388	609,943
Loss on store closing	150,000	—	—	—	—
(Increase) decrease in:
Prepaid expenses and other assets	(22,874)	13,746	(158,764)	26,226	29,655
Inventory	1,199,365	881,678	(1,542,537)	141,947	350,235
Security deposits	(1,063)	5,934	—	25,000	—
Receivable from former officer	174,518	(174,518)	—	—	(6,348)
Increase (decrease) in:
Accounts payable	(821,241)	205,108	2,592,609	(284,269)	200,182
Accrued expenses	401,534	(101,376)	77,794	(210,268)	82,185
Net cash used in operating activities	(2,116,391)	(3,446,621)	(3,389,050)	(1,393,900)	(766,492)
Cash flows used in investing activities:
Purchase of property and equipment	(256,184)	(766,838)	(3,360,049)	(145,984)	(118,716)
Cash flows from financing activities:
Increase in accounts payable and accrued expenses, related party	1,955,836	394,196	76,496	22,528	1,020,455
Increase (decrease) in cash overdraft	116,739	(210,940)	192,643	(251,043)	(235,247)
Net borrowings under lines of credit	300,000	1,725,203	798,560	1,768,399	100,000
Capital contribution	—	2,305,000	5,645,000	—	—
Net cash provided by financing activities	2,372,575	4,213,459	6,712,699	1,539,884	885,208
Net increase (decrease) in cash	—	—	(36,400)	—	—
Cash at beginning of year	—	—	36,400	—	—
Cash at end of year	$—	$—	$—	$—	$—
Supplemental cash flow information:
Interest paid	$104,455	$190,999	$105,604	$66,559	$—

See the accompanying notes to the consolidated financial statements.

99 CENT STUFF, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

99 Cent Stuff LLC (the “Company”) was organized under the laws of the State of Delaware on June 28, 1999 as a limited liability company. In July 2003, the Company merged with a public shell, iVideoNow, Inc., and became a C corporation. The Company is a specialty, single-priced retailer that primarily targets individuals and small businesses with one-stop shopping for food, produce, consumable hard lines, health and beauty aids, novelty and impulse items. The Company was operating retail outlets in eleven locations and ten locations at December 31, 2002 and December 31, 2001, respectively. The locations are separately incorporated as limited liability companies and are wholly owned by the Company. All of the stores are in southeast Florida.

The Company’s ability to provide quality merchandise at the 99 cents price point is subject to certain economic factors, which are beyond the Company’s control, including inflation. Inflation could have a material adverse effect on the Company’s business and results of operations, especially given the constraints on the Company to pass on any incremental costs due to price increases or other factors. A sustained trend of significant inflationary pressure could require the Company to abandon its single price point of 99 cents per item, which could have a material adverse effect on the Company’s business and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2001, there are no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash, short-term payables, borrowings under a line of credit and notes payable. The Company believes that the carrying amounts approximate fair value.

Inventory

Inventory is stated at the lower of average cost or market, with cost determined on a first-in, first-out (FIFO) basis, and consists primarily of merchandise held for resale. The Company provides an allowance for certain merchandise that may become totally obsolete or damaged. Management believes that there is no obsolete or damaged merchandise in its inventory at December 31, 2002 and 2001, respectively, and therefore no adjustment was necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method. The following estimated lives have been used for financial statement purposes:

Category	Lives

Computer equipment	5 years
Furniture, fixtures and equipment	5-7 years
Leasehold improvements	7 years

99 CENT STUFF, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

Prior to the merger with iVvideoNow, Inc. the Company was a limited liability company, the Company was treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, members are taxed separately on their distributive share of the Partnership’s income whether or not that income is actually distributed upon the completion of the merger the Company became a C corporation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary limited liability companies, after eliminations of all material intercompany transactions.

Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $12,863, $83,946 and $47,918 for the years ended December 31, 2002, 2001 and 2000, respectively.

Revenue Recognition

Revenue is recognized at the point of sale.

Pre-Opening Costs

The Company expenses, as incurred, all pre-opening costs related to the opening of new retail stores.

Operating Segments

The Company has one business segment, which is our retail operations. The majority of the product offerings include recognized brand-name consumable merchandise, regularly available for reorder. The Company had no customers representing more than 10 percent of net sales. Substantially all of the Company’s net sales were to customers located in the United States.

Shipping and Handling Costs

The Company follows the provisions of Emerging Issues Task Force Issue No. 00 -10, “Accounting for Shipping and Handling Fees and Costs.” Any amounts billed to third-party customers for shipping and handling is included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of sales.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. No impairment losses were recorded during the periods ended December 31, 2002, 2001 and 2000.

99 CENT STUFF, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Unaudited Interim Information

The information presented as of June 30, 2003 and 2002 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2003, and the results of its operations and shareholder’s deficit and its cash flows for the six months ended June 30, 2003 and 2002. The results of operations for the six-month periods ended June 30, 2003 and 2002 are not necessarily indicative of the results for the full year.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002 and 2001:

	2002	2001

Computer equipment	$458,718	$424,259
Furniture, fixtures and equipment	3,442,295	3,314,104
Leasehold improvements	1,366,384	1,609,605
Total property and equipment	5,267,397	5,347,968
Less: accumulated depreciation and amortization	(2,085,822)	(1,303,172)
Net property and equipment	$3,181,575	$4,044,796

Depreciation expense for the years ended December 31, 2002, 2001and 2000 was $899,405, $852,532 and $351,656, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Company had notes payable of $14,591,553 for funds advanced from a shareholder of the Company. As of December 31, 2002 accrued interest of $1,004,602 on this note payable was included in accounts payable and accrued expenses, related party. As part of the reorganization of the Company this note was converted into equity.

At December 31, 2002 and 2001, the Company had accounts payable of $3,675,730 and $470,692, respectively, for funds advanced from a shareholder of the Company. The accounts payable are short-term and bear interest at the prime rate plus 2.0% (6.25% at December 31, 2002 and 6.75% at December 31, 2001). As of December 31, 2002, interest of $129,080 was accrued and included in accounts payable and accrued expenses, related party for the shareholder’s accounts payable and accrued expenses.

A shareholder of the Company is the guarantor on several of the lease agreements for warehouse and retail facilities (Note 5), and also for the lines of credit and letters of credit (Note 6). As of December 31, 2002, interest of $115,520 was accrued for the shareholder’s personal guaranty of these obligations and is included in accounts payable and accrued expenses, related party on the accompanying consolidated balance sheet.

As of December 31, 2001, the company had an advance and accrued interest of $174,518 to an officer of the Company, which is included in other assets on the accompanying consolidated balance sheet. During the year ended December 31, 2002, the note was forgiven, recorded as compensation expense and included in selling, general and administrative expenses on the accompanying consolidated statement of operations.

99 CENT STUFF, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LEASE COMMITMENTS

The Company leases its retail and warehouse facilities under long-term operating lease agreements.  Rent expense for all operating leases was $2,371,887, $2,129,550 and $1,236,445 for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, future minimum lease payments for these leases are as follows:

Year Ending December 31,
2003	$1,688,281
2004	1,510,349
2005	1,134,114
2006	1,015,896
2007	1,021,871
Thereafter	3,066,311
Total minimum lease payments	$9,436,822

NOTE 6 - CREDIT FACILITIES

For the Six Months Ended June 30, 2003 (Unaudited)

On January 10, 2003, the Company entered into an agreement with a financial institution for an additional revolving line of credit in the amount of $2,000,000 that requires quarterly interest payments at the bank’s prime rate minus one percent. The line is secured by a personal guarantee of a shareholder of the Company and is due January 10, 2004. The shareholder is compensated 2% per annum of the total amount available under the line of credit for the personal guaranty of this facility.

For the Years Ended December 31, 2002 and 2001

At December 31, 2002, the Company has a $3,500,000 and a $500,000 revolving line of credit with a financial institution that requires quarterly interest payments at the bank’s prime rate minus one percent (3.25% at December 31, 2002). The line is secured by a personal guaranty of a shareholder of the Company and is due February 4, 2004. The shareholder is compensated 2% per annum of the total amount available under the line of credit for the personal guaranty of this facility. At December 31, 2002, the Company owed $3,200,000 on its revolving lines of credit.

At December 31, 2001, the Company had a $3,000,000 and a $1,000,000 revolving lines of credit with a financial institution. During 2002, these lines were refinanced into the lines of credit for $3,500,000 and $500,000 discussed above.

At December 31, 2002 and 2001, the Company had outstanding irrevocable letters of credit approximating $115,000 and $130,225, respectively. These letters of credit, which have terms of three months to one year, collateralize the Company’s obligation to third parties for the purchase of goods or services. The fair value of these letters of credit approximates contract values based on the nature of the fee arrangements with the issuing banks, usually 1 to 1.5% of the credit issued.

99 CENT STUFF, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - CONTINGENCIES

The Company is involved in various claims and lawsuits arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims and lawsuits are not material to the Company’s financial position.

NOTE 8 - FINANCIAL ANALYSIS AND LIQUIDITY

The Company has incurred significant operating losses and negative cash flows from operations and has funded its start up costs and related operating deficits by loans from a shareholder of the Company. The Company is dependent on this and other sources of financing to meet its future obligations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan is to fund short-term cash requirements with additional shareholder financing and is also reviewing possible sources of capital and financing. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 9 - RECLASSIFICATIONS

Certain amounts in the accompanying consolidated financial statements as of December 31, 2001 have been reclassified to conform to the current year presentation, with no effect on reported net loss.

NOTE 10 - MERGER AGREEMENTS

On July 1, 2003 a majority of the shareholders of iVideoNow, Inc. approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between IVideoNow, Inc. and 99 Cent Stuff, Inc, whereby IVideoNow, Inc. issued 4,750,000 shares of its common stock and warrants to purchase 5 million shares of common stock at an exercise price of $.001 per share exercisable only in the event Keating Investments LLC does not arrange for at least $3 million of equity financing on terms reasonably acceptable to the Company by December 31, 2003, in exchange for all of the outstanding membership interests of the Company (the "Merger Agreement"). For accounting purposes, the share exchange will be treated as a recapitalization of the Companies. The value of the net assets of the Companies after the share exchange is completed will be the same as their historic book value.

The following unaudited pro forma interim financial information for the Company is presented as if the share exchange had taken place on January 1 for each of the respective years.

	June 30, 2003	June 30, 2002

Revenues	$19,233,430	$18,796,021
Expenses	(21,591,322)	(21,331,359)
Net loss	$(2,357,892)	$(2,534,638)
Net loss per share	$(0.50)	$(0.53)

NOTE 11 - UNAUDITED PRO FORMA INFORMATION

Stock Option Plan

The Company will establish a nonqualified and incentive stock option plan in connection with the filing of a Form S-1 Registration Statement. The plan provides for the issuance of a maximum of 250,000 shares of common stock to officers, directors and consultants and other key employees. Incentive stock options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant.

99 CENT STUFF, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - UNAUDITED PRO FORMA INFORMATION, continued

Provision for Income Taxes

The unaudited pro forma net loss presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for federal and state income tax purposes. Since the Company had a loss since inception no income tax expense has been recorded. The tax benefit from the losses has been offset by a valuation allowance.

NOTE 12 - EARNINGS PER SHARE

Basic net earnings (loss) per common share are computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

iVideoNow, Inc.

Pro forma financial information.

On July 1, 2003 a majority of the shareholders of iVideoNow, Inc. approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between iVideoNow, Inc. and 99 Cent Stuff, LLC whereby iVideoNow, Inc. will issue 4,750,000 shares of its Common Stock and warrants to purchase 5 Million shares of Common Stock at an exercise price of $.001 per share exercisable only in the event Keating Investments LLC does not arrange for at least $3 Million of equity financing on terms reasonably acceptable to the Company by December 31, 2003, in exchange for all of the outstanding membership interests of the Company (the "Merger Agreement"). The Plan was subject to shareholder notification and became effective on September 3, 2003.

The following Pro Forma Combined Balance Sheets of the Registrant have been prepared by management of the Registrant based upon the balance sheets of the Registrant as of December 31, 2002. The pro forma statements give effect to the transaction as a public shell merger and the assumptions and adjustments in the accompanying notes to pro forma combined financial statements. The pro forma combined balance sheet as of December 31, 2002 gives effect to the proposed transaction as if it had occurred as of December 31, 2002.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma combined financial statements do not purport to represent what the combined companies’ financial position or results of operations would actually have been had the proposed transaction occurred on such date or as of the beginning of the period indicated, or to project the combined companies’ financial position or results of operations for any future period.

iVideo Now, Inc.
PRO FORMA CONDENSED COMBINED BALANCE SHEET
December 31, 2002
(UNAUDITED)
ASSETS

	Historical
	iVideo Now Inc.	99 Cent Stuff LLC			Pro Forma Adjustments	Proforma Combined
			Combined

Cash	$11,224	$—	$11,224		$(11,224)	$—
Inventory	—	2,186,584	2,186,584		—	2,186,584
Prepaid expenses and other assets	—	281,913	281,913		$—	281,913
Total Current Assets	11,224	2,468,497	2,479,721		(11,224)	2,468,497
PROPERTY & EQUIPMENT—NET	—	3,181,575	3,181,575		—	3,181,575
OTHER ASSETS
Security deposits	—	167,300	167,300		—	167,300
	—	—	—		—	—
Total Other Assets	—	167,300	167,300		—	167,300
TOTAL ASSETS	$11,224	$5,817,372	$5,828,596		$(11,224)	$5,817,372
LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENTLIABILITIES:
Cash overdraft	$—	$433,467	$433,467			$433,467
Accounts payable	15,133	2,596,095	2,611,228		(15,133)	2,596,095
Accounts payable, related party	—	3,675,730	3,675,730			3,675,730
Accrued expenses		596,306	596,306			596,306
Lines of credit		3,200,000	3,200,000			3,200,000
	—	—	—		—	—
Total Current Liabilities	15,133	10,501,598	10,516,731		(15,133)	10,501,598
STOCKHOLDERS'EQUITY(DEFICIT)
Preferred stock	—	—	—		—	—
Common stock	25,000	4,750	29,750	(a)	(24,750)	5,000
Additional paid—in capital	3,988,253	14,586,803	18,575,056	(a)	(23,264,282)	(4,689,226)
Retained earnings	(4,017,162)	(19,275,779)	(23,292,941)	(a),(b)	23,292,941	—
Total Stockholders' Equity (Deficit)	(3,909)	(4,684,226)	(4,688,135)		3,909	(4,684,226)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$11,224	$5,817,372	$5,828,596		$(11,224)	$5,817,372

1.

The pro forma balance sheet at June 30, 2003 is based upon the balance sheets of the Registrant and 99 Cent Stuff.

(a)

To record the public shell merger of the Registrant and 99 Cent Stuff. 4,750,000 common shares of the Registrant were exchanged for 100% of the membership interest of 99 Cent Stuff.

(b)

The Company will become a C Corporation for tax purposes and therefore retained earnings is reclassified to additional paid in capital.

iVideoNow, Inc.

Pro forma financial information.

On July 1, 2003 a majority of the shareholders of iVideoNow, Inc. approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between iVideoNow, Inc. and 99 Cent Stuff, LLC whereby iVideoNow, Inc. will issue 4,750,000 shares of its Common Stock and warrants to purchase 5 Million shares of Common Stock at an exercise price of $.001 per share exercisable only in the event Keating Investments LLC does not arrange for at least $3 Million of equity financing on terms reasonably acceptable to the Company by December 31, 2003, in exchange for all of the outstanding membership interests of the Company (the "Merger Agreement"). The Plan was subject to shareholder notification and became effective on September 3, 2003.

The following Pro Forma Combined Balance Sheets of the Registrant have been prepared by management of the Registrant based upon the balance sheets of the Registrant as of June 30, 2003. The pro forma statements give effect to the transaction as a public shell merger and the assumptions and adjustments in the accompanying notes to pro forma combined financial statements. The pro forma combined balance sheet as of June 30, 2003 gives effect to the proposed transaction as if it had occurred as of June 30, 2003.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma combined financial statements do not purport to represent what the combined companies’ financial position or results of operations would actually have been had the proposed transaction occurred on such date or as of the beginning of the period indicated, or to project the combined companies’ financial position or results of operations for any future period.

Ivideo Now, Inc.
PRO FORMA CONDENSED COMBINED BALANCE SHEET
June 30, 2003
(UNAUDITED)

ASSETS

	Historical
	iVideo Now Inc.	99 Cent Stuff LLC			Pro Forma Adjustments	Pro Forma Combined
			Combined

Cash	$30,228	$—	$30,228		$(30,228)	$—
Inventory	—	2,044,637	2,044,637		—	2,044,637
Prepaid expenses and other asets	1,000	255,687	256,687		$(1,000)	255,687
	—	—	—		—	—
Total Current Assets	31,228	2,300,324	2,331,552		(31,228)	2,300,324
PROPERTY & EQUIPMENT — NET	—	2,915,345	2,915,345		—	2,915,345
OTHER ASSETS
Security deposits	—	142,300	142,300		—	142,300
	—	—	—		—	—
Total Other Assets	—	142,300	142,300		—	142,300
TOTAL ASSETS	$31,228	$5,357,969	$5,389,197		$(31,228)	$5,357,969
LIABILITIES & STOCKHOLDERS’ EQUITY DEFICIT
CURRENT LIABILITIES:
Cash overdraft	$—	$182,424	$182,424		—	$182,424
Accounts payable	8,891	2,311,826	2,320,717		(8,891)	2,311,826
Accounts payable, related party	—	4,377,646	4,377,646			4,377,646
Accrued expenses		386,038	386,038			386,038
Lines of credit		4,968,399	4,968,399			4,968,399
	—	—	—		—	—
Total Current Liabilities	8,891	12,226,333	12,235,224		(8,891)	12,226,333
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock	30,000	4,750	34,750	(a)	(29,750)	5,000
Additional paid—in capital	4,183,253	14,586,803	18,770,056	(a)	(25,643,420)	(6,873,364)
Retained earnings	(4,190,916)	(21,459,917)	(25,650,833)	(a),(b)	25,650,833	—
Total Stockholders' Equity (Deficit)	22,337	(6,868,364)	(6,846,027)		(22,337)	(6,868,364)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$31,228	$5,357,969	$5,389,197		$(31,228)	$5,357,969

1.

The pro forma balance sheet at June 30, 2003 is based upon the balance sheets of the Registrant and 99 Cent Stuff.

(a)

To record the public shell merger of the Registrant and 99 Cent StuffI.4,750,000 common shares of the Registrant were exchanged for 100% of the membership interest of 99 Cent Stuff.

(b)

The Company will become a C Corporation for tax purposes and therefore retained earnings is reclassified to additional paid in capital.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$1,087
Printing and engraving expenses	20,000	*
Legal fees and expenses	35,000	*
Accounting fees and expenses	10,000	*
Blue Sky fees and expenses	30,000	*
Transfer agent and miscellaneous fees and expenses	12,113	*
NASD filing fee	1800
Total	$110,000	*

———————

*

Estimated

Item 14. Indemnification of Directors and Officers.

The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We are also a party to indemnification agreements with each of our directors and officers. The Registrant has also agreed to indemnify the selling shareholders named in the Registration Statement against certain liabilities, including liabilities under the Securities Act.

The bylaws of the registrant provide that, to the fullest extent permitted by applicable law, the registrant shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the registrant or was serving at the request of the registrant.

The registrant has not purchased insurance against costs which may be incurred by it pursuant to the foregoing provisions of its certificate of incorporation and bylaws, nor does it insure its officers and directors against liabilities incurred by them in the discharge of their functions as such officers and directors.

Item 15. Recent Sales of Unregistered Securities.

In connection with the merger of 99 Cent Stuff LLC with and into iVideoNow, Inc. an aggregate of 4,750,000 shares of its common stock was issued to Raymond Zimmerman and family members in exchange for outstanding limited liability company interests.  The transaction was an exempt transaction under Section 4(2) of the Securities Act of 1933.

On June 30, 2003, we compensated Keating Investments, LLC by issuing 33,333 shares of our restricted common stock in connection with the Agreement of Reorganization between 99 Cent Stuff and iVideoNow. Keating is acting as underwriter of this offering. The president and 60% owner of Keating Investments is Timothy J. Keating, who is the son of Kevin R. Keating, who was president and a director at the time and is currently a director. Such transaction was exempt from registration under Section 4(2).

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Description

1.1+	Underwriting Agreement
2.1	Agreement between iVideoNow, Inc. and 99 Cent Stuff, LLC dated as of July 1, 2003
3.1(1)	Articles of Incorporation
3.2(2)	Amendment to Articles of Incorporation
3.3(3)	Bylaws
3.4	Articles of Incorporation (Florida)
4.1+	Specimen Stock Certificate
4.2	Warrant Agreement
4.3+	Underwriter’s Unit Purchase Option
5.1+	Opinion of Sachs Sax Klein
10.1	2003 Equity Incentive Plan
10.2(1)	Lease for Beacon Warehouse
23.1+	Consent of Sachs Sax Klein (included in Exhibit 5.1)
23.2	Consent of Daszkal Bolton LLP

———————

(1)

Incorporated by reference from Exhibit 3 (i) to Registrant's Form 10-SB12G filed June 14, 1999

(2)

Incorporated by reference to Registrant's Form 10-QSB filed on November 21, 2001

(3)

Incorporated by reference from Exhibit 3 (iii) to Registrant's Form 10-SB12G filed June 14, 1999

(4)

Incorporated by reference from the Registration Statement on Form S-1 (File No. 333-92048) filed by 99 Cent Stuff, Inc. on September 6, 2002.

+

To be filed by amendment

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on September 4, 2003.

99 CENT STUFF, INC.

By:/s/ RAYMOND ZIMMERMAN

Raymond Zimmerman, Chairman

POWER OF ATTORNEY

Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Raymond Zimmerman, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to al intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys in fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ RAYMOND ZIMMERMAN Raymond Zimmerman	Chairman of the Board and Chief Executive Officer	September 4, 2003

/s/ BARRY BILMES Barry Bilmes	Chief Financial Officer and Principal Accounting Officer	September 4, 2003

/s/ KEVIN KEATING Kevin Keating	Director	September 4, 2003

/s/ LEONARD FLORENCE Leonard Florence	Director	September 4, 2003

/s/ NATHAN LIGHT Nathan Light	Director	September 4, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement between iVideoNow, Inc. and 99 Cent Stuff, LLC dated as of July 1, 2003
3.4	Articles of Incorporation (Florida)
4.2	Warrant Agreement
10.1	2003 Equity Incentive Plan
23.2	Consent of Daszkal Bolton LLP